Exhibit 99.1

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Meridian Interstate Bancorp, Inc.
East Boston, Massachusetts

As Of:
August 30, 2007

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Meridian Interstate Bancorp, Inc.
East Boston, Massachusetts

As Of:
August 30, 2007

TABLE OF CONTENTS

TABLE OF CONTENTS

LIST OF EXHIBITS

NUMERICAL EXHIBITS	PAGE

1	Consolidated Statement of Financial Condition - At June 30, 2007, and December 31, 2006	70
2	Consolidated Statement of Financial Condition - At December 31, 2002 through 2005	71
3	Consolidated Statement of Income for the Six Months Ended June 30, 2007 and 2006, and the Year Ended December 31, 2006	72
4	Consolidated Statements of Income for the Years Ended December 31, 2002 through 2005	73
5	Selected Consolidated Financial Information	74
6	Income and Expense Trends	75
7	Normalized Earnings	76
8	Performance Indicators	77
9	Volume/Rate Analysis	78
10	Yield and Cost Trends	79
11	Change in Net Interest Income	80
12	Loan Portfolio Composition	81
13	Loan Maturity Schedule	82
14	Loan Originations, Purchases and Sales	83
15	Loan Delinquencies	84
16	Nonperforming Assets	85
17	Allowance for Loan Losses	86
18	Investment Portfolio Composition	87
19	Mix of Deposits	88
20	Certificates By Maturity	89
21	Deposit Activity	90
22	Borrowed Funds Activity	91
23	Offices of East Boston Savings Bank	92
24	Management of the Bank	93
25	Key Demographic Data and Trends	94
26	Key Housing Data	95
27	Major Sources of Employment	96
28	Unemployment Rates	97
29	Market Share of Deposits	98
30	National Interest Rates by Quarter	99
31	Thrift Stock Prices and Pricing Ratios	100
32	Key Financial Data and Ratios	107
33	Thrift Stock Prices and Pricing Ratios - Mutual Holding Companies	115
34	Key Financial Data and Ratios - Mutual Holding Companies	118

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS	PAGE

35	Recent First Stage Mutual Holding Company Offerings	121
36	Acquisitions and Pending Acquisitions	122
37	Comparable Group Selection - Mutual Holding Companies	123
38	Balance Sheet Totals - Final Comparable Group	124
39	Balance Sheet - Asset Composition	125
40	Balance Sheet - Liability and Equity	126
41	Income and Expense Comparison as a Percent of Average Assets	127
42	Yields, Costs and Earnings Ratios	128
43	Dividends, Reserves and Supplemental Data	129
44	Comparable Group Financial and Per Share Data Current Mutual Holding Company Structure	130
45	Comparable Group Share and Market Data Current Mutual Holding Company Structure	131
46	Comparable Group Share and Market Data Pro Forma Second Stage Conversion	132
47	Comparable Group Ratios - Full Conversion	133
48	Valuation Analysis and Calculation - Full Conversion	134
49	Projected Effect of Conversion Proceeds - Minimum - Full Conversion	135
50	Projected Effect of Conversion Proceeds - Midpoint - Full Conversion	136
51	Projected Effect of Conversion Proceeds - Maximum - Full Conversion	137
52	Projected Effect of Conversion Proceeds - Maximum, as Adjusted - Full Conversion	138
53	Summary of Valuation Premium or Discount - Full Conversion	139
54	Comparable Group Ratios - Minority Offering	140
55	Valuation Analysis and Calculation - Minority Offering	141
56	Projected Effect of Conversion Proceeds - Minimum - Minority Offering	142
57	Projected Effect of Conversion Proceeds - Midpoint - Minority Offering	143
58	Projected Effect of Conversion Proceeds - Maximum - Minority Offering	144
59	Projected Effect of Conversion Proceeds - Maximum, as Adjusted - Minority Offering	145
60	Summary of Valuation Premium or Discount - Minority Offering	146

ALPHABETICAL EXHIBITS

A	Background and Qualifications	147
B	RB 20 Certification	150
C	Affidavit of Independence	151

KELLER & COMPANY, INC.
Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North	614-766-1426
Suite 524	614-766-1459 (fax)
Dublin, Ohio 43017

September 14, 2007

Board of Directors
Meridian Interstate Bancorp, Inc.
10 Meridian Street
East Boston, MA 02128

To the Board:

We hereby submit an independent appraisal (“Appraisal”) of the pro forma market value of the to-be-issued stock of Meridian Interstate Bancorp, Inc. (the “Corporation”), which is the mid-tier holding company of East Boston Savings Bank, East Boston, Massachusetts, (“East Boston Savings” or the “Bank”). Such stock is to be issued in connection with the application by the Corporation to complete a minority stock offering, with Meridian Financial Services, Incorporated, a Massachusetts chartered mutual holding company, to own approximately 55 percent of the shares of the Corporation. Of the remaining 45 percent of the shares of the Corporation, 43.7 percent of the shares will be offered to the public and 300,000 shares of the Corporation, representing between 0.99 percent and 1.53 percent of the shares of the Corporation, will be contributed to the Meridian Charitable Foundation, Inc. This appraisal was prepared and provided to the Corporation in accordance with the appraisal requirements of the Federal Reserve Board, the Massachusetts Commissioner of Banks and the Federal Deposit Insurance Corporation.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data and material provided to us by the Corporation, East Boston Savings and the independent auditors, Wolf & Company, P.C., are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank’s assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

Board of Directors
Meridian Interstate Bancorp, Inc.
September 14, 2007

In the preparation of this appraisal, we held discussions with the management of the Corporation and the Bank, with the law firm of Luse, Gorman, Pomerenk and Schick, Washington, D.C., the Bank’s conversion counsel, and with Wolf & Company, P.C. Further, we viewed the Corporation’s local economy and primary market area.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation’s stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Corporation’s operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation’s appraised value in such appraisal update.

It is our opinion that as of August 30, 2007, the pro forma market value or appraised value of Meridian Interstate Bancorp, Inc. was $230,000,000 at the midpoint of the valuation range, with a minority public offering of $100,500,000 or 10,050,000 shares at $10 per share.

Very truly yours,

KELLER & COMPANY, INC.

/s/ Keller & Company, Inc.

INTRODUCTION

Keller & Company, Inc. (“Keller”) is an independent consulting and appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report (“Report”) to provide the pro forma market value of the to-be-issued common stock of Meridian Interstate Bancorp, Inc. (the “Corporation”), a Massachusetts Corporation, formed as a mid-tier holding company to own all of the common stock of East Boston Savings Bank (“East Boston” or the “Bank”), East Boston, Massachusetts. The Corporation will be majority owned by Meridian Financial Services Incorporated, a Massachusetts-chartered mutual holding company. Under the Plan of Conversion, the Corporation will be majority owned by Meridian Financial Services Incorporated, MHC. The Corporation will sell 43.5 percent of the midpoint appraised value of the Corporation as determined in this Report in a minority stock offering and will issue 300,000 shares of the stock or $3.0 million to Meridian Charitable Foundation, Inc. (“Foundation”).

The Application for Conversion is being filed with the Federal Reserve Bank of Boston (“FRB”), the Massachusetts Division of Banks (“Division”) and the Securities and Exchange Commission (“SEC”). We have reviewed such Application for Conversion as well as the Prospectus and related documents, and have discussed them with the Bank’s management and the Bank’s conversion counsel, Muldoon, Murphy and Aguggia LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by the Office of Thrift Supervision entitled “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization,” and also recognizes the requirements of the FRB and the Division and represents a full appraisal report. The Report provides detailed exhibits based on the Appraisal Guidelines and a discussion of each of the fourteen factors that need to be considered. Our valuation will be updated if required and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion

Introduction (cont.)

to sell, and with both parties having reasonable knowledge of relevant facts in an arms-length transaction.

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm’s-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended December 31, 2002 through 2006, and the unaudited financial statements for the six months ended June 30, 2006 and 2007, and discussed them with East Boston’s management and with East Boston’s independent auditors, Wolf & Company, P.C., Boston, Massachusetts. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation’s preliminary Form S-1 and the Bank’s preliminary Form MHC-2 and discussed them with management and with the Bank’s conversion counsel.

To gain insight into the Bank’s local market condition, we have visited East Boston’s primary market and have traveled the surrounding area in Essex, Middlesex and Suffolk Counties. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank’s primary market area relative to Massachusetts and the United States. We have also examined the competitive market within which East Boston operates, giving consideration to the area’s numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

Introduction (cont.)

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of East Boston to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the stock offering of this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I.           DESCRIPTION OF EAST BOSTON SAVINGS BANK

GENERAL

East Boston Savings Bank, East Boston, Massachusetts, was organized in 1848 as a state chartered mutual savings bank with the name East Boston Savings Bank. On September 1, 1991, East Boston became a stock savings bank and a wholly-owned subsidiary of Meridian Mutual Holding Company, now known as Meridian Financial Services, Incorporated, a Massachusetts-chartered mutual holding company. In 2006, the Bank formed a Massachusetts-chartered mid-tier holding company, Meridian Interstate Bancorp, Inc., which will be the holding company of East Boston. In addition, the Corporation owns 40.0 percent of the capital stock of Hampshire First Bank, a New Hampshire-chartered bank, organized in 2006 and headquartered in Manchester, New Hampshire.

East Boston conducts its business from its main office in East Boston and ten branch offices, including two branches in East Boston, two branches in Saugus and single branches in Winthrop, Revere, Peabody, Melrose, Everett and Lynn, Massachusetts. The Bank also has a loan production office in Lynnfield. The Bank currently has no immediate plan to open another branch or a new loan office, although the Bank’s business plan indicates the possibility of branching within the next three years. The Bank’s primary retail market area is comprised of Essex, Middlesex and Suffolk Counties, Massachusetts.

East Boston’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”) in the Deposit Insurance Fund (“DIF”). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Board (the “FRB”). East Boston is a member of the Federal Home Loan Bank (the “FHLB”) of Boston and is regulated by FRB and by the Division. As of June 30, 2007, East Boston had assets of $909,809,000, deposits of $745,613,000, and equity of $112,702,000.

East Boston is a community-oriented financial institution which has been focused on serving the financial needs of the public in its local communities and throughout its market area.

General (cont.)

East Boston has been actively and consistently involved in the origination of one- to four-family mortgage loans which represented 38.5 percent of its loan portfolio at June 30, 2007, and a larger 52.2 percent of its loan portfolio at fiscal year end December 31, 2002.

At June 30, 2007, 98.1 percent of the Bank’s gross loans consisted of all types of real estate loans, compared to a similar 97.9 percent at December 31, 2002, with the primary sources of funds being retail deposits from residents in its local communities and modest FHLB advances. The Bank is also an originator of commercial real estate loans, multi-family loans, construction loans, home equity loans, commercial loans, and consumer loans. Consumer loans include loans on deposit accounts, automobile loans, and other secured and unsecured personal loans.

The Bank had $271.9 million, or 29.9 percent of its assets in cash and investments excluding FHLB stock but including mortgage-backed securities. The Bank had an additional $3.2 million, or 0.3 percent of its assets in FHLB stock, with the combined total of investment securities, FHLB stock and cash and cash equivalents being $275.1 million or 30.2 percent of assets. The Bank had only $45,000 in mortgage-backed securities. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank’s lending and investment activities.

Based on the midpoint value established herein, the Corporation’s gross amount of stock to be sold in the minority offering will be $100,500,000 or 10,050,000 shares at $10 per share based on the midpoint of the appraised value of $230.0 million, representing 43.7 percent of the total value. The net conversion proceeds will be $98,857,350, reflecting conversion expenses of approximately $1,642,650. The actual cash proceeds to the Bank of $49,428,675 will represent fifty percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued, or 828,000 shares at $10 per share, representing $8,280,000. The Bank’s net proceeds will be invested in residential and nonresidential real estate loans and initially invested in short term investments. The Bank may also use the proceeds to expand

General (cont.)

services, expand operations or acquire other financial service organizations, diversification into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short- and intermediate-term government or federal agency securities or to invest in short-term deposits.

East Boston has seen a moderate overall deposit increase over the past two fiscal years with deposits increasing 14.7 percent from December 31, 2004, to December 31, 2006, and then increasing 1.2 percent in the six months ended June 30, 2007. The Bank has focused on increasing its construction and commercial real estate loan portfolios with lesser dollar increases in most of its other loan categories during the past four years, and also focused on monitoring its earnings and nonperforming assets. Equity to assets decreased from 12.32 percent of assets at December 31, 2002, to 12.25 percent at December 31, 2006, due to the Bank’s stronger growth in assets, and then increased to 12.39 percent at June 30, 2007.

East Boston’s primary lending strategy has been to focus on the origination of both adjustable-rate and fixed-rate, one- to four-family loans, commercial real estate and multi-family loans, construction loans, home equity loans, commercial loans, and the origination of consumer loans.

East Boston’s share of one- to four-family loans has decreased noticeably from 52.2 percent of gross loans at December 31, 2002, to 38.5 percent as of June 30, 2007. Multi-family loans decreased from 7.8 percent of gross loans at December 31, 2002, to 4.7 percent at June 30, 2007. Commercial real estate loans increased slightly from 29.9 percent to 30.9 percent from December 31, 2002, to June 30, 2007. Home equity loans increased from 2.7 percent at December 31, 2002, to 3.9 percent at June 30, 2007. Construction loans increased from 5.3 percent of loans at December 31, 2002, to 20.1 percent at June 30, 2007. All types of real estate loans as a group increased slightly from 97.9 percent of gross loans at December 31, 2002, to 98.1 percent at June 30, 2007. The increase in real estate loans was offset by the Bank’s minimal decrease in consumer loans. The Bank’s share of consumer loans experienced a

General (cont.)

decrease in their share of loans from 0.6 percent at December 31, 2002, to 0.4 percent at June 30, 2007. Commercial loans increased from 1.5 percent at December 31, 2002, to 1.6 percent at June 30, 2007.

Management’s internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain adequate general valuation allowances, recognizing the Bank’s decrease in loan originations but increase in total loans. At December 31, 2002, East Boston had $2,250,000 in its loan loss allowance or 0.59 percent of gross loans, which increased to $3,503,000 and represented a larger 0.64 percent of gross loans at June 30, 2007.

Interest income from loans and investments has been the primary basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on strengthening the Bank’s net interest margin without undertaking excessive credit risk and will not pursue any significant change in its interest rate risk position.

PERFORMANCE OVERVIEW

East Boston’s financial position for the five most recent fiscal years ended December 31, 2006, and the six months ended June 30, 2007, is highlighted through the use of selected financial data in Exhibit 5. East Boston has focused on maintaining a reasonable equity position, controlling its overhead ratio, increasing its loans and deposits, decreasing its securities, striving to control its nonperforming assets and maintaining a stronger net interest margin. East Boston experienced moderate increases in assets, deposits and loans from December 31, 2002, to June 30, 2007, with a minimal decrease in investments, and a moderate increase in equity. Such increase in assets was focused on increases in construction and commercial real estate loans.

East Boston experienced an increase in assets of $190.6 million or 26.5 percent for the period of December 31, 2002, to June 30, 2007. The Bank’s net loan portfolio, including mortgage loans and non-mortgage loans, increased from $383.4 million at December 31, 2002, to $543.8 million at June 30, 2007, and represented a total increase of $163.9 million, or 42.7 percent.

East Boston has pursued obtaining funds through deposits and has also made use of FHLB advances during the period of December 31, 2002, to June 30, 2007. The Bank’s competitive rates for savings in its local market in conjunction with its focus on service have been the sources and strategies for attracting retail deposits. Deposits increased a moderate 24.6 percent from December 31, 2002, to June 30, 2007. The Bank’s increase in deposits was focused on 2006 when deposits increased $64.4 million. The Bank’s FHLB advances have increased from $21.6 million at December 31, 2002, to $39.3 million at June 30, 2007.

East Boston experienced an increase in its equity amount and a slight increase in its equity to asset ratio from December 31, 2002, to June 30, 2007. At December 31, 2002, the Bank had equity of $88.2 million representing a 12.32 percent equity to assets ratio and then increasing to $110.3 million by December 31, 2006, representing a lower 12.25 percent equity to asset ratio. The Bank’s equity then increased to $112.7 million at June 30, 2007,

Performance Overview (cont.)

representing a higher 12.39 percent equity to asset ratio. Equity increased 27.8 percent from December 31, 2002, to June 30, 2007.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for East Boston, reflecting the Bank’s income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 2002 through 2006 and for the six months ended June 30, 2006 and 2007.

East Boston has experienced an overall increase in its dollar amount of interest income from fiscal year ended December 31, 2002, to June 30, 2007, due to the Bank’s increase in interest-earning assets. Interest income decreased from $41.6 million in 2002 to $38.4 million in 2004. From 2004 to 2006, interest income increased from $38.4 million to $45.2 million or 17.7 percent. For the six months ended June 30, 2007, interest income was $24.0 million, increasing from $21.7 million for the six months ended June 30, 2006.

The Bank’s interest expense experienced a similar trend with a decrease from fiscal 2002 to 2004 and then an increase from 2004 to 2006. Interest expense decreased $4,358,000 or 26.7 percent, from 2002 to 2004, compared to a dollar decrease in interest income of $3,162,000 or 7.6 percent, for the same time period. Then from 2004 to 2006, interest expense increased $9,891,000 to $21.8 million compared to a $6,834,000 increase in interest income to $45.2 million. Such increase in interest income, recognizing the increase in interest expense, resulted in a moderate dollar decrease in annual net interest income of $1,861,000 or 7.4 percent for the fiscal years ended December 31, 2006, and a moderate decrease in the net interest margin ratio and the net interest spread ratio. For the six months ended June 30, 2007, net interest income was a lower $10,583,000, compared to $12,090,000 for the six months ended June 30, 2006, resulting in a further decrease in the Bank’s net interest spread and net interest margin.

Income and Expense (cont.)

The Bank has made provisions for loan losses in four of the past five fiscal years of 2002 through 2006 and for the six months ended June 30, 2007, with a recovery of provisions in 2004. The amounts of provisions were determined in recognition of the Bank’s nonperforming assets, charge-offs, repossessed assets, lending activity, and industry norms. The loan loss provisions were $232,000, $375,000, $456,000 and $434,000 in the fiscal years of 2002, 2003, 2005 and 2006, respectively, and $143,000 for the six months ended June 30, 2007. The Bank had a $113,000 recovery of loan loss provisions in 2004. The impact of these loan loss provisions and one recovery has been to provide East Boston with a general valuation allowance of $3,503,000 at June 30, 2007, or 0.64 percent of gross loans and 50.0 percent of nonperforming loans.

Total other income or noninterest income indicated a modest decrease from fiscal year 2002 to 2006 with a large increase in 2003 due to a $10.6 million gain on the sale of securities. Noninterest income was $3,854,000 in fiscal year 2002, representing 0.54 percent of assets. Noninterest income for the year ended December 31, 2006, was a lesser $3,342,000 and representing 0.37 percent of assets. For the six months ended June 30, 2007, noninterest income was $4,189,000, representing 0.92 percent of assets, annualized, and included. Noninterest income consists primarily of service charges, fees, loan fees, gains on sale of loans and securities and other income.

The Bank’s general and administrative expenses or noninterest expenses increased from $17,751,000 for the fiscal year of 2002 to $21,894,000 for the fiscal year ended December 31, 2006. The dollar increase in noninterest expenses was $4,143,000 from 2002 to 2006, representing a percentage increase of 23.3 percent or 5.8 percent a year. This increase in operating expenses was due to normal operations. On a percent of average assets basis, operating expenses decreased from 2.66 percent of average assets for the fiscal year ended December 31, 2002, to 2.55 percent for the fiscal year ended December 31, 2006, which was higher than the current industry average of approximately 2.44 percent and was impacted due

Income and Expense (cont.)

to the Bank’s growth in assets. For the six months ended June 30, 2007, noninterest expenses were $10,773,000, representing a lower 2.40 percent, annualized.

The net earnings position of East Boston has indicated earnings from 2002 through 2006 and for the six months ended June 30, 2007. The annual net income figures for the past five fiscal years of 2002 through 2006 were $6,903,000, $7,587,000, $6,557,000, $5,403,000 and $3,294,000, representing returns on average assets of 1.04 percent, 1.02 percent, 0.85 percent, 0.68 percent, and 0.38 percent, respectively. The Bank’s net income for the six months ended June 30, 2007, was $2,591,000, representing an annualized ROAA of 0.58 percent.

Exhibit 7 provides the Bank’s normalized earnings or core earnings for the twelve months ended June 30, 2007. The Bank’s normalized earnings eliminate any nonrecurring income and expense items. There was one adjustment, which was the elimination of $750,000 of the gains on sales of securities.

The key performance indicators comprised of selected operating ratios, asset quality ratios and equity ratios are shown in Exhibit 8 to reflect the results of performance. The Bank’s return on assets decreased from 1.04 percent in fiscal year 2002, to 0.38 percent in fiscal year 2006, and then increased to 0.58 percent for the six months ended June 30, 2007.

The Bank’s average net interest rate spread decreased from 3.72 percent in fiscal year 2002 to 2.61 percent in fiscal year 2006 to 2.18 percent for the six months ended June 30, 2007, representing a total decrease of 154 basis points. The Bank’s net interest margin indicated a similar trend, decreasing from 4.02 percent in fiscal year 2002 to 2.92 percent in fiscal year 2006 to 2.54 percent for the six months ended June 30, 2007, representing a total decrease of 148 basis points.

The Bank’s return on average equity increased from 2002 to 2006, then increased for the six months ended June 30, 2007. The return on average equity decreased from 8.44 percent in

Income and Expense (cont.)

2002 to 3.12 percent in fiscal year 2006, and then increased to 4.63 percent for the six months ended June 30, 2007, annualized.

East Boston’s ratio of average interest-earning assets to average interest-bearing liabilities decreased from 111.7 percent at December 31, 2002, to a lower 110.15 percent at June 30, 2007.

The Bank’s ratio of noninterest expenses to average assets decreased from 2.66 percent in fiscal year 2002, to a modestly lower 2.40 percent in the six months ended June 30, 2007, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the “efficiency ratio.” The industry norm is 58.9 percent with the lower the ratio indicating higher efficiency. The Bank has been characterized with a recently higher efficiency reflected in its current efficiency ratio, which increased from 60.6 percent in 2002 to 84.6 percent in the six months ended June 30, 2007, annualized.

Earnings performance can be affected by an institution’s asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. East Boston experienced a modest increase in its nonperforming asset ratio from fiscal year 2002 to 2006 followed by a greater increase in the six months ended June 30, 2007. Nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans and repossessed assets. The Bank’s nonperforming assets were comprised of nonaccrual loans. The ratio of nonperforming assets to total assets was 0.04 percent at December 31, 2002, and increased to 0.30 percent at December 31, 2006, and then increased to 0.77 percent at June 30, 2007. The Bank’s allowance for loan losses to loans was 0.64 percent at June 30, 2007, increasing from 0.59 percent at December 31, 2002. As a percentage of nonperforming loans, East Boston’s allowance for loan losses decreased from 747.5 percent at December 31, 2002, to 50.0 percent at June 30, 2007.

Income and Expense (cont.)

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2005 and 2006, and the six months ended June 30, 2007. In fiscal year 2005, net interest income decreased $893,000, due to an increase in interest expense of $2,611,000, reduced by a $1,718,000 increase in interest income. The increase in interest income was due to an increase due to volume of $2,243,000, reduced by a decrease due to rate of $525,000. The increase in interest expense was due to an increase due to volume of $897,000, accented by an increase due to a change in rate of $1,714,000.

In fiscal year 2006, net interest income decreased $2,234,000, due to an increase in interest expense of $7,283,000, reduced by a $5,049,000 increase in interest income. The increase in interest income was due to an increase due to volume of $3,761,00, accented by an increase due to rate of $1,288,000. The increase in interest expense was due to an increase due to rate of $4,988,000, accented by an increase due to volume of $2,295,000.

In the six months ended June 30, 2007, net interest income decreased $1,508,000, due to an increase in interest income of $2,295,000, offset by a $3,803,000 increase in interest expense. The increase in interest income was due to an increase due to rate of $678,000, accented by an increase due to volume of $1,617,000. The increase in interest expense was due to an increase due to rate of $2,433,000, accented by an increase due to volume of $1,370,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2004, 2005 and 2006 and, for the six months ended June 30, 2006 and 2007, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Yields and Costs (cont.)

East Boston’s weighted average yield on its loan portfolio increased 2 basis points from fiscal year 2004 to 2006, from 6.42 percent to 6.44 percent, then increased 5 basis points to 6.49 percent of the six months ended June 30, 2007. The yield on securities increased 15 basis points from fiscal year 2004 to 2006 from 4.08 percent to 4.23 percent and increased 13 basis points to 4.36 percent for the six months ended June 30, 2007. The yield on other interest-earning assets increased 394 basis points from 2004 to 2006, from 1.09 percent in 2004 to 5.03 percent in 2006, then increased 20 basis points to 5.23 percent for the six months ended June 30, 2007. The yield on interest-earning assets increased 28 basis points from fiscal year 2004 to 2006, from 5.36 percent to 5.64 percent and then 11 basis points to 5.75 percent for the six months ended June 30, 2007.

East Boston’s weighted average cost of interest-bearing liabilities increased 118 basis points from fiscal year 2004 to 2006, which was greater than the Bank’s 28 basis point increase in yield on interest-earning assets, resulting in a decrease in the Bank’s interest rate spread of 90 basis points from 3.50 percent to 2.60 percent from 2004 to 2006. The Bank’s average cost of interest-bearing liabilities then increased 53 basis points to 3.57 percent compared to an 11 basis point increase in yield on interest-earning assets for the six months ended June 30, 2007. The result was a decrease in the Bank’s interest rate spread of 42 basis points to 2.18 percent for the six months ended June 30, 2007. The Bank’s net interest margin decreased from 3.69 percent in fiscal year 2004 to 2.92 percent in fiscal year 2006 and then decreased 38 basis points to 2.54 percent for the six months ended June 30, 2007.

INTEREST RATE SENSITIVITY

East Boston has monitored its interest rate sensitivity position and focused on maintaining a moderate balance of rate sensitive assets by originating a modest share of adjustable-rate mortgage loans and maintaining a moderate balance of short-term and adjustable-rate mortgage-backed securities. East Boston recognizes the thrift industry’s

Interest Rate Sensitivity (cont.)

historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution’s “gap”. The larger an institution’s gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution’s net interest income and overall earnings performance. East Boston has responded to the interest rate sensitivity issue by being a more active originator of adjustable-rate mortgage loans.

The Bank measures its interest rate risk through the use of its level and change in net interest income and expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The net interest income level and change in net interest income for the Bank is calculated on a quarterly basis by the Bank, showing the change in net interest income for the Bank under rising and falling interest rates through the use of simulation modeling. Such changes in net interest income under changing rates is reflective of the Bank’s interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Bank’s net interest income as of June 30, 2007, based on internal calculations and the change in the Bank’s net interest income under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

Interest Rate Sensitivity (cont.)

The Bank’s change in its net interest income at June 30, 2007, based on a rise in interest rates of 100 basis points was a 0.69 percent increase, representing a dollar increase in net interest income of $146,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank’s net interest income was estimated to decrease 0.88 percent or $186,000 at June 30, 2007. The Bank’s exposure increases to a 1.26 percent increase under a 200 basis point rise in rates. The Bank’s exposure based on a decrease in interest rates of 200 basis points is a decrease in net interest income of 2.37 percent or $498,000.

The Bank is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates, impacted by its higher equity to asset ratio of 12.39 percent. Due to East Boston’s desire to control its interest rate exposure, the Bank has been a more active originator of short term construction loans and adjustable-rate commercial real estate loans and plans to continue this lending strategy.

LENDING ACTIVITIES

East Boston has focused its lending activity historically on the origination of conventional mortgage loans secured by one- to four-family dwellings with an increasing emphasis on commercial real estate loans and construction loans. Exhibit 12 provides a summary of East Boston’s loan portfolio, by loan type, at December 31, 2002, 2003, 2004, 2005 and 2006, and at June 30, 2007.

Residential loans secured by one- to four-family dwellings was the primary loan type, representing 38.5 percent of the Bank’s gross loans as of June 30, 2007. This share has seen a noticeable decrease from 52.2 percent at December 31, 2002. The second largest individual loan type was commercial real estate loans, which represented 30.9 percent of loans at June 30, 2007, increasing slightly from 29.9 percent at December 31, 2002. The third largest loan type as of June 30, 2007, was construction loans, which comprised a 20.1 percent share of gross

Lending Activities (cont.)

loans compared to a much lesser 5.3 percent as of December 31, 2002. Multi-family loans were the fourth largest loan type at June 30, 2007, which represented 4.7 percent of gross loans, compared to a larger 7.8 percent at December 31, 2002. Home equity loans were the smallest mortgage loan type at June 30, 2007, representing 3.9 percent of gross loans compared to 2.7 percent at December 31, 2002. The five real estate loan types represented 98.1 percent of gross loans at June 30, 2007, compared to a slightly smaller 97.9 percent of gross loans at December 31, 2002.

Commercial loans represented a small size loan category for East Boston with regard to the amount of loans. Commercial loans totaled $8,652,000 and represented 1.6 percent of total loans at June 30, 2007, compared to a lesser $5,787,000 and 1.5 percent of total loans at December 31, 2002.

The consumer loan category was the remaining loan category at June 30, 2007, and represented a modest 0.4 percent of gross loans compared to 0.6 percent at December 31, 2002. Consumer loans were the seventh largest overall loan type, at June 30, 2007, and also at December 31, 2002. The overall mix of loans has experienced some moderate changes from the end of fiscal year 2002 to June 30, 2007, with the Bank witnessing an increase in the balances of most loan types.

The emphasis of East Boston’s lending activity has been focused on three types of loans: one- to four-family loans, construction loans and commercial real estate loans. The Bank’s one- to four-family loans are focused on residences in East Boston’s market area which includes Essex, Middlesex and Suffolk Counties in Massachusetts. The Bank also originates interim construction loans on one- to four-family residences to individual owners and to developers for the construction of single-family dwellings. At June 30, 2007, 38.5 percent of East Boston’s gross loans consisted of loans secured by one- to four-family residential properties, excluding construction loans. Construction loans represented another 20.1 percent of gross loans at June 30, 2007.

Lending Activities (cont.)

The Bank originates three-year and seven-year adjustable-rate mortgage loans (“ARMs”) and five/three-year hybrid loans, which have a fixed rate for the initial term and then convert to an adjustable rate and reprice each three years. The initial interest rates on ARMs are indexed to the rate on one-year U.S. Treasury securities adjusted to a constant one-year maturity plus a margin. Three-year and five/three-year ARM loans have a maximum rate adjustment of 2.0 percent at each adjustment period and a maximum rate adjustment of 4.0 percent for the life of the loan, with payments based on up to a 30 year loan term. The seven-year ARM loan has a maximum rate adjustment of 1.0 percent at each adjustment period and 4.0 percent over the life of the loan. The Bank does not use below market interest rates to attract borrowers. The Bank retains all of the ARM loans which it originates.

The majority of ARMs have terms of up to 30 years, and fixed rate loans have normal terms of 10 to 30 years. The Bank has retained its ARMs and short term fixed-rate residential mortgage loans. Historically, the majority of East Boston’s one- to four-family mortgage loan portfolio have been adjustable-rate mortgage loans, which represented 63.1 percent of one- to four-family mortgage loans at June 30, 2007, with 36.9 percent being fixed-rate one- to four-family mortgage loans.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one- to four-family dwellings generally does not exceed 80 percent at East Boston, even though the Bank will grant loans with up to a 100 percent loan to value ratio, but private mortgage insurance is generally required for loans with a loan-to-value ratio in excess of 80.0 percent. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank normally exercises its rights under these clauses.

East Boston is an active originator of construction loans in its market area. Construction loans totaled $110.3 million at June 30, 2007, and represented 20.1 percent of loans with the

Lending Activities (cont.)

construction loans secured by one- to four-family residential properties and commercial real estate properties.

East Boston has also been a relatively active originator of commercial real estate loans. The Bank will continue to make commercial real estate loans. The Bank had a total of $169.3 million in commercial real estate loans at June 30, 2007, or 30.9 percent of gross loans, compared to $115.8 million or 29.9 percent of gross loans at December 31, 2002. The major portion of commercial real estate loans is secured by office buildings, retail stores, churches and other commercial properties and are located in the Bank’s primary market area.

The Bank has been only moderately active in the origination of home equity loans, which totaled $21.4 million at June 30, 2007, representing 3.9 percent of loans and increasing from $10.5 million at December 31, 2002. The Bank’s home equity loans are adjustable-rate lines of credit with a term of 10 years. The Bank’s home equity loans normally have a loan to value ratio of 80.0 percent, including the first mortgage.

The Bank also originates commercial loans to area businesses which totaled $8.7 million and represented 1.6 percent of loans at June 30, 2007. Such business loans are normally term loans rather than lines of credit and are generally secured by equipment, inventory and accounts receivable. East Boston has not been active in automobile lending and also less active in consumer lending. Consumer loans consist primarily of automobile loans, secured and unsecured personal loans, and savings account loans and represented $2.0 million or 0.4 percent of gross loans at June 30, 2007, down from $2.3 million or 0.6 percent of loans at December 31, 2002.

Exhibit 13 provides a loan maturity schedule and interest rates of East Boston’s loans based on fixed-rate loans and adjustable-rate loans. At June 30, 2007, the Bank has a strong 79.2 percent of its loans at June 30, 2007, due in five years or less.

Lending Activities (cont.)

As indicated in Exhibit 14, East Boston indicated a slight predominance of commercial real estate loan originations in 2006, after a predominance of construction loans in 2005, preceded by a predominance of one- to four-family loans from 2002 to 2004. Commercial real estate loan originations totaled $54.5 million in fiscal 2006 and represented 30.9 percent of total loan originations. The second largest loan origination category in 2006 was one- to four-family loans, which totaled $47.3 million and represented 26.8 percent of total originations followed by construction loans, which totaled $47.1 million and represented a similar 26.7 percent of total loan originations. The fourth largest loan origination category in fiscal 2006 was consumer loans, which totaled $11.0 million and represented 6.2 percent of total originations. The Bank had $176.2 in loan originations in fiscal 2006 with no loan purchases and $9.9 million in loan sales.

In the six months ended June 30, 2007, total loan originations were $86.3 million, down from $87.9 million in the six months ended June 30, 2006, and representing $172.6 million on an annualized basis, slightly below origination in 2006 of $176.2 million.

NONPERFORMING ASSETS

East Boston understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with recent increases in their nonperforming assets and have been forced to recognize losses by setting aside higher valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased nonresidential real estate loans. East Boston has been faced with rising balances of delinquent loans and nonperforming assets from December 31, 2002 to June 30, 2007.

Nonperforming Assets (cont.)

On a monthly basis, East Boston’s management reviews all loans delinquent 30 days or more, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent, the Bank sends the borrower a late payment notice within 15 days after the payment is due. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent for 60 days. When the loan becomes delinquent at least 90 days, the Bank will commence foreclosure proceedings. The Bank does not normally accrue interest on loans past due 90 days or more. Most loans delinquent 90 days or more are placed on a nonaccrual status, and at that point in time the Bank pursues foreclosure procedures or may decide to modify the loan or grant a limited moratorium to allow the borrower to reorganize his financial affairs.

Exhibit 15 provides a summary of East Boston’s delinquent loans at December 31, 2004, 2005 and 2006 and at June 30, 2007. Delinquent loans include loans 30 to 59 days past due, 60 to 89 days past due, and loans 90 days or more past due. The Bank had $5,834,000 in delinquent loans at June 30, 2007, compared to a lesser $1,647,000 at December 31, 2004. The delinquent loans included 58.8 percent in loans 90 days or more past due at June 30, 2007, compared to a lesser 1.3 percent at December 31, 2004. The delinquent loans consisted of $5,522,000 in real estate loans, $311,000 in commercial loans, and $1,000 in consumer loans at June 30, 2007.

Exhibit 16 provides a summary of East Boston’s nonperforming assets at December 31, 2002, 2003, 2004, 2005 and 2006 and at June 30, 2007. Nonperforming assets consist of nonaccrual loans, loans delinquent 90 days or more and real estate owned including other repossessed assets. The Bank has carried a lower but rising balance of nonperforming assets, from December 31, 2002 to June 30, 2007, and these assets have increased from December 31, 2002 to June 30, 2007. East Boston’s nonperforming assets increased in dollars from $295,000 representing 0.04 percent of assets at December 31, 2002, to $7,013,000, representing a higher 0.77 percent of assets at June 30, 2007. At June 30, 2007, East Boston’s nonperforming assets consisted of $7,013,000 in nonaccrual loans, with no loans 90 days or more past due and no real

Nonperforming Assets (cont.)

estate owned. The Bank’s nonaccrual loans have increased from $295,000 at December 31, 2002, to $7,013,000 at June 30, 2007, while the Bank’s real estate owned has remained at zero.

Exhibit 17 shows East Boston’s allowance for loan losses for fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006, and at June 30, 2007, indicating the activity and the resultant balances. East Boston has experienced an increase in its balance of allowance for loan losses from $2,250,000 at December 31, 2002, to $3,503,0000 at June 30, 2007. The balance in allowance for loan losses decreased from December 31, 2003, to December 31, 2004, due to a credit to provision for loan losses of $113,000. The Bank’s ratio of allowance for loan losses to gross loans increased from 0.59 percent at December 31, 2002, to 0.64 percent at June 30, 2007. The ratio of allowance for loan losses to nonperforming loans was 747.5 percent at December 31, 2002, and a much lower 50.0 percent at June 30, 2007, reflecting the increase in nonperforming loans.

INVESTMENTS

The investment securities portfolio of East Boston has been comprised of U.S. Government and federal agency securities, mortgage-backed securities, corporate bonds and equity securities. Exhibit 18 provides a summary of East Boston’s investment securities at December 31, 2004, 2005 and 2006, and at June 30, 2007, excluding FHLB stock and interest-earning deposits. Investment securities, including available-for-sale and held-to-maturity securities, totaled $298.3 million at December 31, 2004, compared to $271.9 million at June 30, 2007, excluding FHLB stock of $3,165,000 at June 30, 2007. The modest decrease in investment securities was primarily the result of a decrease in corporate bonds available-for-sale of $34.3 million from December 31, 2004 to June 30, 2007. The primary component of investment securities at June 30, 2007, was corporate bonds, representing 83.7 percent of investments. The investment securities had a weighted average yield of 4.36 percent for the six

Investments (cont.)

months ended June 30, 2007. The Bank also had federal funds sold totaling $14.0 million at June 30, 2007, with a yield of 5.23 percent.

DEPOSIT ACTIVITIES

The change in the mix of deposits from December 31, 2004, to June 30, 2007, is provided in Exhibit 19. There has been a moderate change in total deposits and a modest change in the deposit mix during this period. Certificates of deposit experienced a moderate increase in their dollar balance and an increase in their share of total deposits, rising from 39.6 percent of total deposits at December 31, 2004, to 55.7 percent of total deposits at June 30, 2007. This increase correlates to the industry norm of an increase in the share of certificates. The major component of certificates had a maturity of one year or less and represented 58.3 percent of certificates at June 30, 2007. Regular savings accounts decreased in dollar amount from $168.9 million to $128.3 million, and their share of total deposits decreased from a strong 26.3 percent to 17.2 percent from December 31, 2004, to June 30, 2007. NOW or checking accounts indicated an increase from $91.6 million at December 31, 2004, to $93.2 million at June 30, 2007, and their share of total deposits decreased from 14.3 percent to 12.5 percent. Money market accounts decreased from $127.9 million at December 31, 2004, to $108.8 million at June 30, 2007, and a decrease in their share of total deposits, declining from 19.9 percent to 14.6 percent during the same time period.

Exhibit 20 shows the Bank’s breakdown in certificates of deposit by maturity at June 30, 2007, and also at December 31, 2004, 2005 and 2006. East Boston has a moderate 58.3 percent of its certificates of deposit maturing in less than one year and another 35.9 percent maturing in one to two years. The major share of certificates had an average interest rate of 4.85 percent, responsible for 58.3 percent of certificates, with the second largest category having an average rate of 5.07 percent and representing 35.9 percent of certificates.

Deposit Activities (cont.)

Exhibit 21 shows the Bank’s deposit activity for the three years ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2006 and 2007. Including interest credited, East Boston experienced net increases in deposits in the fiscal years ended 2004, 2005 and 2006, and in the six months ended June 30, 2006 and June 30, 2007. In fiscal year 2004, there was a net increase in deposits of $14.2 million or 2.3 percent of deposits. In the year ended December 31, 2005, there was a net increase in deposits of $29.8 million, resulting in a 4.6 percent increase in deposits followed by a net increase in deposits of $64.5 million or 9.6 percent of deposits in 2006. In the six months ended June 30, 2007, there was a net increase in deposits of $8.6 million or 1.2 percent of deposits.

BORROWINGS

East Boston has relied on retail deposits as its primary source of funds but has also made use of FHLB advances. Exhibit 21 shows the Bank’s FHLB advances for the past three fiscal years ended December 31, 2004, 2005 and 2006, and at June 30, 2006 and 2007. The Bank had FHLB advances totaling $38.5 million at December 31, 2004, representing 4.8 percent of assets with such advances having increased to $40.6 at December 31, 2006, representing 4.5 percent of assets, and then decreased to $39.3 million and representing 4.3 percent of assets at June 30, 2007. The cost of FHLB advances was 3.29 percent at December 31, 2004, and 4.70 percent at June 30, 2007.

SUBSIDIARIES

East Boston has one active wholly-owned subsidiary, Prospect, Inc., a Massachusetts corporation. Prospect was formed in 2000 to engage in buying, selling and holding securities on its own behalf.

OFFICE PROPERTIES

East Boston has eleven full service offices and one loan office, with all of these facilities located in Essex, Middlesex and Suffolk Counties, Massachusetts (reference Exhibit 23). East Boston owns ten of eleven retail offices. The Bank’s net investment in its office premises totaled $22,375,000 or 2.46 percent of assets at June 30, 2007.

MANAGEMENT

The president and chief executive officer of East Boston is Robert F. Verdonck. Mr. Verdonck has served the Bank as chief executive officer for 23 years and is also a director of the Bank and president of Meridian Financial Services, Inc. Mr. Verdonck also serves as chairman of the board of Federal Home Loan Bank of Boston and as a director for Savings Bank Life Insurance Company. Philip F. Freehan is executive vice president, senior loan officer and CRA officer of East Boston and has served the Bank in this capacity for 23 years. Mr. Freehan is also chairman of the board of trustees of North Shore Community College and chairman of the East Boston “K” Trust. Leonard V. Siuda is the Bank’s treasurer and chief financial officer and has held these positions for over 14 years. Prior to joining East Boston, Mr. Suida held similar positions at Medford Savings Bank, Wakefield Savings Bank and Atlantic Savings Bank. Keith D. Armstrong is division vice president of consumer and business banking for East Boston. Mr. Armstrong joined the Bank in August 2006 and is responsible for branch administration, marketing, security, facilities and the Bank’s nondeposit investment products program. Mr. Armstrong has worked in the financial services industry for over thirty years, the past twenty of which have been in senior management positions at area banks, including Shawmut Bank, First New Hampshire Bank, US Trust and Chittenden Bank.

II.        DESCRIPTION OF PRIMARY MARKET AREA

East Boston’s market area encompasses Essex, Middlesex and Suffolk Counties in Massachusetts. Of the Bank’s eleven offices, four are in Essex County, one is in Middlesex County and six are in Suffolk County.

Exhibit 26 provides a summary of key demographic data and trends for Essex, Middlesex and Suffolk Counties, Massachusetts and the United States. From 1990 to 2000, population increased in all demographic areas. The population increased by 8.0 percent in Essex County, by 4.8 percent in Middlesex County, by 3.9 percent in Suffolk County, by 5.5 percent in Massachusetts and by 13.2 percent in the United States. Compared to 2000, the population in 2006 indicated another increase of 4.53 percent in Essex County, while Middlesex County and Massachusetts indicated low growth of 1.3 percent and 3.0 percent, respectively. Suffolk County indicated a slight decrease in population of 0.8 percent, and the United States indicated growth of 7.9 percent. Projections indicate that population will continue to increase in all areas except Suffolk County through 2011. Essex County’s population is projected to increase by 2.9 percent, with a projected 0.7 percent increase in Middlesex County, a decrease of 0.1 percent in Suffolk County, a 2.2 percent increase in Massachusetts and a 6.7 percent increase in the United States.

All areas experienced increases in households from 1990 to 2000. During those ten years, the number of households increased in Essex County by 9.6 percent, in Middlesex County by 8.0 percent, in Suffolk County by 5.6 percent, in Massachusetts by 8.9 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2006 indicates an increase in Essex County of 3.6 percent and in Middlesex and Suffolk Counties by 1.4 percent and 0.3 percent, respectively. Massachusetts indicated an increase of 3.2 percent, lower than the United States’ increase at 8.1 percent. From 2006 through the year 2011, households are projected to increase by 2.8 percent, 1.0 percent, 0.2 percent, 2.5 percent and 6.9 percent in Essex, Middlesex and Suffolk Counties, Massachusetts and the United States, respectively.

Description of Primary Market Area (cont.)

In 1990, Essex County had a per capita income of $17,586 with per capita income of $20,343, $15,414, $17,224 and $14,420 in Middlesex County, Suffolk County, Massachusetts and the United States, respectively. From 1990 to 2000, per capita income increased in all areas. Essex County’s per capita income increased from 1990 to 2000 by 49.9 percent to $26,358. Per capita income increased by 53.4 percent in Middlesex County to $31,199, by 47.7 percent to $22,766 in Suffolk, by 50.7 percent to $25,952 in Massachusetts and by 49.7 percent to $21,587 in the United States. From 2000 to 2006, per capita income continued to increase by 30.1 percent, 36.5 percent, 32.2 percent, 32.2 percent and 21.5 percent to $34,287, $42,582, $30,099, $34,320 and $26,228 in Essex County, Middlesex County, Suffolk County, Massachusetts and the United States, respectively.

The 1990 median household income of $43,847 in Middlesex County was higher than the median household income in Essex County and Suffolk County at $37,913 and $29,399, respectively. Massachusetts’ 1990 median household income was $36,952 was higher than the $30,056 in the United States. From 1990 to 2000, median household income increased in all areas, with Essex County indicating a 36.0 percent increase to $51,576, compared to a 38.7 percent increase to $60,821 in Middlesex County, an increase of 33.9 percent to $39,355 in Suffolk County, a 36.7 percent increase to $50,502 in Massachusetts and a 39.7 percent increase to $41,994 in the United States. From 2000 to 2006, median household income in Essex County was estimated to have increased 27.6 percent to $65,803, while median household income in Middlesex and Suffolk Counties increased by 29.6 percent and 27.2 percent to $78,854 and $50,068, respectively. Massachusetts’ median household income grew 26.7 percent to $63,971, and the United States’ increase was 15.6 percent to $48,534 from 2000 to 2006. From 2006 to 2011, median household income is projected to increase by 22.6 percent in Essex County, by 27.1 percent to $100,228 in Middlesex County, by 22.0 percent to $61,098 in Suffolk County, by 22.3 percent in Massachusetts to $78,209, and by 25.1 percent in the United States to $60,704.

Description of Primary Market Area (cont.)

Exhibit 27 provides a summary of key housing data for Essex, Middlesex and Suffolk Counties, Massachusetts and the United States. In 1990, Essex County had a rate of owner-occupancy of 61.2 percent, higher than the other two counties with Middlesex County at a 59.6 percent owner-occupancy rate and Suffolk County at a very low 32.5 percent. Massachusetts and the United States had owner-occupancy rates of 59.3 percent and 64.2 percent, respectively. As a result, Essex County supported a lower rate of renter-occupied housing of 38.8 percent, compared to 40.4 percent in Middlesex County, a high 67.5 percent in Suffolk County, 59.3 percent in Massachusetts and 35.8 percent in the United States. In 2000, owner-occupied housing increased in Essex County to 63.5 percent, and also increased in all other areas. Owner-occupied housing was 61.7 percent in Middlesex County, 33.9 percent in Suffolk County, 61,7 percent in Massachusetts and 66.2 percent in the United States, respectively. Conversely, the renter-occupied rates decreased in Essex County to 36.5 percent, in Middlesex County to 38.3 percent, in Suffolk County to 66.1 percent and decreased in Massachusetts and the United States to 38.3 percent and 33.8 percent, respectively.

Essex County’s1990 median housing value was $176,400 with Middlesex and Suffolk Counties having $192,200 and $160,300 median housing values and Massachusetts and the United States at $162,200 and $78,500, respectively. The 1990 median rent in Essex County was $597 compared to Middlesex County at $671, Suffolk County at $625, Massachusetts at $580 and the United States at a much lower $374. In 2000, median housing values had increased in all three counties, Massachusetts and the United States. Essex County had a 2000 median housing value of $220,000 with Middlesex and Suffolk Counties at $247,900 and $187,300, respectively, Massachusetts at $185,700 and the United States again at a much lower $119,600. The 2000 median rents were $665 in Essex County, $835 in Middlesex County, $791 in Suffolk County, and $684 and $602 in Massachusetts and the United States, respectively.

In 1990, the major source of employment in all three counties, by industry sector, based on share of employment, was the services sector with an average of 43.8 percent. The services

Description of Primary Market Area (cont.)

sector was also the source of the majority of employment in Massachusetts and the United States with 40.7 percent of employment in Massachusetts and 34.0 percent in the United States (reference Exhibit 28). The wholesale/retail sector was the second major employment source in the market area at 18.7 percent, accounting for a higher 30.3 percent in Massachusetts and 27.5 percent in the United States. The manufacturing sector was the third major employment sector in the three counties at 16.8 percent, also third in Massachusetts and in the United States at 18.1 percent and 19.2 percent. The construction sector, finance, insurance and real estate sector, transportation/utilities sector, and the agriculture/mining sector combined to provide 20.7 percent of employment in the three counties, 20.9 percent in Massachusetts and 19.3 percent in the United States.

In 2000, the services industry, wholesale/retail trade and manufacturing industry provided the first, second and third highest sources of employment, respectively, for the three counties, similar to Massachusetts and the United States. The services industry accounted for 53.4 percent, 50.8 percent and 46.7 percent in the three counties, Massachusetts and the United States, respectively. Wholesale/retail trade provided for 12.9 percent, 14.5 percent and 15.3 percent in the three counties, Massachusetts and the United States, respectively. The manufacturing sector provided 11.6 percent, 12.8 percent and 14.1 percent of employment in the three counties, Massachusetts and the United States, respectively.

Some of the largest employers in the area are listed below.

		Number of
Employer	Business	Employees

Raytheon	Defense Contractor	7,000
DeMoulas Supermarkets	Supermarket Chain	5,500
BAE Systems	Defense & Aerospace Technology	5,200
The Lahey Clinic	Medical Services	4,174
Fidelity Investments	Financial Investments	3,500
Hewlett-Packard	Printers & Computers	3,000
United Parcel Service	Package Delivery	2,300
Cisco Systems	Medical and test measurement equipment	2,200
Sun Microsystems Inc.	Computers, Servers, Storage	2,000

Description of Primary Market Area (cont.)

		Number of
Employer	Business	Employees

Mitre Corporation	Technology Research, Consulting	2,000
Wyeth	Biopharmaceuticals	1,850
Southern New Hampshire Medical Center	Hospital	1,800
Verizon Communications	Telecom Services	1,600
Analog Devices	Electronic Circuits	1,500
St. Joseph Hospital	General Health Care	1,500
M/A COM	Electronics	1,500
Saints Memorial Medical Center	Medical Services	1,405
Lowell General Hospital	Medical Services	1,358
Wal-Mart	General Retail	1,350
The Home Depot	Building Products	1,300
Malden Mills	Textiles	1,200
Kronos Inc.	Software	1,200

Unemployment rates are another key economic indicator. Exhibit 29 shows the unemployment rates in Essex, Middlesex and Suffolk Counties, Massachusetts and the United States in 2003 through June of 2007. Essex and Suffolk Counties have been generally characterized by higher unemployment rates compared to both Massachusetts and the United States, while Middlesex County has had consistently lower unemployment rates than all other areas. In 2003, Essex County had an unemployment rate of 6.4 percent, compared to rates of 5.3 percent in Middlesex County, 6.5 percent in Suffolk County, 5.8 percent in Massachusetts and 6.0 percent in the United States. Unemployment rates decreased in 2004, to 5.8 percent in Essex County, 4.5 percent in Middlesex County, 5.8 percent in Suffolk County, 5.2 percent in Massachusetts and 5.5 percent in the United States. In 2005, all areas had decreases in unemployment to rates of 5.2 percent, 4.1 percent, 5.3 percent, 4.8 percent and 5.1 percent in Essex, Middlesex and Suffolk Counties, Massachusetts and the United States, respectively. In 2006, unemployment rates increased to 5.3 percent, 5.4 percent, and 5.0 percent in Essex County, Suffolk County and Massachusetts, respectively, while Middlesex County’s unemployment rates remained at 4.1 percent and unemployment decreased in the United States to 4.6 percent. Through June of 2007, unemployment rates were 5.3 percent, 4.3 percent, 5.6

Description of Primary Market Area (cont.)

percent, 5.0 percent and 4.7 percent in Essex, Middlesex and Suffolk Counties, Massachusetts and the United States, respectively.

Exhibit 30 provides deposit data for banks and thrifts in Essex, Middlesex and Suffolk Counties. At June 30, 2006, East Boston’s deposits represented 2.3 percent of the thrift deposits in Essex County, 0.1 percent of the thrift deposits in Middlesex County, and a larger 6.9 percent of the thrift deposits in Suffolk County. Their total representation of deposits in the three counties at June 30, 2006, was 2.1 percent and only 0.6 percent of the total of all financial institutions. It is evident from the size of the thrift and bank deposits that the market area has a large deposit base at $116.8 billion.

Exhibit 31 provides interest rate data for each quarter for the years 2002 through the first two quarters of 2007. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2002 and then a basically flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes. Then rates have indicated constant increases in each quarter in 2005 and continuing at a strong pace in the first quarter of 2006 followed by decreases in longer term Treasury rates in the second quarter of 2006 and then stabilizing for the remainder of 2006. In the first half of 2007, rates on Thirty-Year Treasuries increased, resulting in a reversal of the inverted yield curve.

SUMMARY

Essex and Middlesex Counties experienced increases in population and households from 1990 through 2000, while Suffolk County grew only slightly. Such growth patterns are projected to decrease from 2006 through 2011. Essex and Middlesex Counties indicated higher per capita income and median household income than both Massachusetts and the United States, while Suffolk County was below both state and national levels. In both 1990 and 2000, the

Summary (cont.)

median rent in Middlesex and Suffolk Counties was higher than Massachusetts’ median rent as well as the national average, while the median rent in Essex County was higher than both state and national levels in 1990 but fell below the state level in 2000. In 1990, Essex and Middlesex Counties had median housing values that were higher than those in Massachusetts and the United States’, while Suffolk County’s median housing value was below Massachusetts’ but still much higher than the United States’. In 2000, all three counties had higher median housing values than those of both Massachusetts and the United States.

Middlesex County has had slightly lower unemployment rates compared to Massachusetts and the United States, while Essex and Suffolk Counties’ unemployment rates have been higher that state and national rates. Finally, the market area is a competitive financial institution market dominated by banks with a total market area deposit base for banks and thrifts of $116.8 billion.

III.      COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of East Boston is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the “comparable group”. This section identifies the comparable group and describes various methodologies and parameters used in the selection of the group. The selection of the comparable group was based on the establishment of both general and specific parameters using financial condition, operating and asset quality characteristics of the Bank to indicate the overall appropriateness of each of the comparable group institutions and the full comparable group in aggregate. The parameters established and defined are considered to be both reasonable and reflective of the Bank’s basic operations.

The various characteristics of the selected comparable group provide the primary basis for applying the necessary adjustments to the Bank’s pro forma value relative to the comparable group. There is also a general recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the New England region and in Massachusetts.

Exhibits 31 and 32 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, for the universe of 204 publicly-traded, FDIC-insured, fully converted thrifts in the United States (“all thrifts”), also subclassifying those thrifts by region, including the 19 publicly-traded New England thrifts (“New England thrifts”) and the 12 publicly-traded thrifts in Massachusetts (“Massachusetts thrifts”), and by trading exchange. Exhibits 34 and 35 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, for the 73 publicly-traded, FDIC-insured mutual holding companies in the United States.

SELECTION PARAMETERS

Mutual Holding Companies

The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to just under 50 percent, since public ownership must be in the minority, causing them to demonstrate certain characteristic differences not only from fully converted, publicly-traded companies, but also among themselves. Mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and, in most cases, a lower book value per share. Mutual holding company trading volume in the aftermarket is often lower than fully converted companies, with the fewer public shares affording less liquidity to the issue. Additionally, there is a measure of speculation attached to mutual holding company pricing, in that mutual holding companies have more potential for remutualization than fully converted companies; and many mutual holding companies subsequently elect to offer to the public the majority of shares owned by the MHC in what is known as a second stage conversion. In a second stage conversion, the original minority public shareholders receive additional shares, known as exchange shares, in the fully converted company in order to maintain the same collective percentage ownership they held in the MHC. Such additional shares might increase the value of the minority shares, although recent short term price appreciation following second stage conversions has been generally modest.

The Corporation will be conducting a first stage mutual holding company minority offering and will be majority owned by a Massachusetts chartered mutual holding company, Meridian Financial Services, Incorporated. Inasmuch as, following the completion of its minority offering, the Bank will demonstrate the same structural characteristics and will be subject to similar market influences as other publicly-traded mutual holding companies, it is our opinion that an appropriate comparable group be comprised wholly of mutual holding companies. In order, however, to moderate the differences in ownership, pricing and trading characteristics among the comparable group companies and to recognize their differences from the larger universe of publicly-traded companies, we will derive their pricing ratios on a fully

Mutual Holding Companies (cont.)

converted basis by applying pro forma second stage conversion parameters to their current financial structure. This process will discussed in greater detail in Section VI of this Appraisal.

Exhibit 35 presents prices and price trends for all FDIC-insured first step mutual holding company minority offerings completed since January 1, 2006.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Bank of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution’s stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for continued listing.

Of the 73 publicly-traded, FDIC-insured mutual holding companies, savings institutions, none is traded on the New York Stock Exchange, 1 is traded on the American Stock Exchange, 39 are traded on NASDAQ, 30 are traded on the OTC Bulletin Board and 3 are listed in the Pink Sheets. Comparable group institutions will be limited to the 40 companies traded on the American Stock Exchange and NASDAQ.

Asset Size

Asset size was another parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was from $400 million to $2.0 billion, due to the general similarity of asset mix and operating strategies of institutions within this asset range. East Boston had assets of approximately $910 million at June 30, 2007.

Asset Size (cont.)

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction.

There are no other pending merger/acquisition transaction involving thrift institutions in the city, county or market area of East Boston, as indicated in Exhibit 36.

Second Stage Conversion/Secondary Offering

The comparable group will not include any mutual holding company that has announced or is in the process of a second stage conversion, or that has announced or has recently completed a secondary stock offering, due to the price impact of such a transaction.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering (“IPO”) date, which must be at least four quarterly periods prior to the trading date of August 30, 2007, used in this Appraisal, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to June 30, 2006.

Geographic Location

The geographic location of an institution is a pertinent parameter due to the impact of various regional economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. The geographic location parameter has, therefore, eliminated regions of the United States distant to or incompatible with the Bank, including the western, northwestern and southwestern states. The geographic location parameter consists of the New England and Mid-Atlantic states.

Core Return on Average Assets (Core ROAA)

The comparable group will not include any institutions with negative core earnings during their most recent four quarters, since negative core earnings result in a negative price to core earnings multiple. Such a negative multiple is infinite and not meaningful and, in our opinion, would unreasonably and unacceptably skew and distort the comparable group’s average and median price to core earnings multiples, which are factors in the determination of value.

THE COMPARABLE GROUP

The comparable group was selected after the application of the foregoing parameters, as follows, with the outlined rows in Exhibit 37 indicating the institutions ultimately selected for the comparable group using the selection parameters established in this section.

1.
Exhibit 39 in its entirety shows the 40 mutual holding companies remaining as comparable group candidates after applying the trading exchange parameter, thereby eliminating the 33 mutual holding companies listed on the OTC bulletin board or in the Pink Sheets.

The Comparable Group (cont.)

2.	Of the 40 institutions within the trading exchange parameter, 18 institutions with total assets less than $400 million or greater than $2 billion were eliminated.

3.	None of the 22 remaining institutions was eliminated due to involvement in a merger/acquisition transaction.

4.	Four of the remaining 22 institutions were eliminated due to an announced or ongoing second stage conversion.

5.	Three of the remaining 18 institutions were eliminated due to their geographic locations out of the New England and Mid-Atlantic regions.

6.	The following three of the remaining 15 institutions were eliminated due to their IPO dates subsequent to June 30, 2006:

Fox Chase Bancorp, Inc.
Roma Financial Corp.
Oritani Financial Corp.

As outlined in Exhibit 37 and presented in Exhibit 38, the comparable group is comprised of the twelve publicly-traded mutual holding companies not eliminated above, with average assets of $713.9 million, from a low of $424.9 million to a high of $1,917.3 million. The comparable group has an average of 11.58 offices, compared to East Boston with 11 banking offices. All twelve of the comparable group companies are traded on NASDAQ. Five of the comparable institutions are in New Jersey, four are in Connecticut, two are in Pennsylvania and one is in New York. One of the comparable group institutions completed its MHC reorganization in 1995, one in 1998, five in 2004, four in 2005 and one in 2006.

IV.	ANALYSIS, COMPARISON AND VALIDATION OF THE COMPARABLE GROUP

BALANCE SHEET PARAMETERS

The following five balance sheet characteristics of the comparable group will examined as they relate and compare to East Boston:

1.	Cash and investments to assets
2.	Mortgage-backed securities to assets
3.	Total net loans to assets
4.	Borrowed funds to assets
5.	Equity to assets

The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution’s equity and borrowed funds ratios, which are separate characteristics. Exhibits 39 and 40 include the above parameters as well as other pertinent comparative metrics.

Cash and Investments to Assets

East Boston’s ratio of cash and investments to assets, excluding mortgage-backed securities, was 32.95 percent at June 30, 2007, considerably higher than national and regional averages. The comparable group’s ratio of cash and investments to assets was 19.43 percent, lower than the Bank but higher than the national average of 13.30 percent and the regional average of 18.00 percent. At December 31, 2006 and 2005, the comparable group’s ratio of cash and investments to assets was 20.32 percent and 23.66 percent, respectively.

In our opinion, this characteristic of the comparable group, in the additional context of investment in mortgage-backed securities as discussed in the following section, is compatible with the Bank.

Mortgage-Backed Securities to Assets

At June 30, 2007, and at December 31, 2006 and 2005, East Boston had mortgage-backed securities of representing a nominal 0.01 percent of total assets. The comparable group had larger 12.14 percent, 16.00 percent and 18.60 percent shares at June 30, 2007 and December 31, 2006 and 2005, respectively. The regional average was 11.50 percent and the national average was 8.62 percent for publicly-traded thrifts at June 30, 2007.

Many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles. As indicated above, the Bank’s and the comparable group’s combined shares of cash and investments and mortgage-backed securities have been only modestly disparate with fluctuating and intersecting trends. In our opinion, the Bank and the comparable group indicate general and adequate compatibility as to cash, investments and mortgage-backed securities.

Total Net Loans to Assets

At June 30, 2007, East Boston Savings had a 60.22 percent ratio of total net loans to assets, which was lower than both the national average of 71.95 percent and the regional average of 66.52 percent for publicly-traded thrifts. During the past three calendar years, the Bank’s ratio of total net loans to assets decreased modestly from 60.63 percent in 2004 to 58.75 percent in 2005 to 53.87 percent in 2006, averaging 57.75 percent for those three years. As indicated above, the Bank indicated a modest increase to 60.22 percent in the first half of 2007. At June 30, 2007, the comparable group had a modestly higher 62.59 percent ratio of loans to assets, which correlates to its similar combined shares of cash and investments and mortgage-backed securities relative to the East Boston. The comparable group’s three year average ratio was 53.65 percent, indicating a consistent relative trend, indicating no apparent disparate or changing lending strategy compared to the Bank.

Total Net Loans to Assets (cont.)

The differences of 237 basis points at June 30, 2007, and 410 basis points in the three year average indicate relative stability and are well within reasonable and conservative limits of compatibility between East Boston and the comparable group.

Borrowed Funds to Assets

The Bank had borrowed funds equal to 4.31 percent of assets at June 30, 2007, compared to a moderately higher 11.72 percent for the comparable group and a considerably higher 20.28 percent ratio for all thrifts. The three most recent calendar year average is 4.65 percent for the Bank, 9.22 percent for the comparable group and 31.63 percent for all thrifts. It is evident, therefore, that although the comparable group has a moderately higher average ratio than East Boston, the Bank and the comparable group are both well within a current and historic segment of the thrift population with a considerably smaller than average share of borrowed funds. In our opinion, considering liability trends and relative liability mixes in the thrift industry, the Bank and the comparable group are within reasonable limits of compatibility.

Equity to Assets

East Boston Savings’ total equity to assets ratio was 12.39 percent at June 30, 2007, with the comparable group at a similar 13.47 percent. At June 30, 2007, the Bank had Tier 1 capital equal to 12.04 percent of total assets, compared to the comparable group at a similar 11.40 percent. Both East Boston and the comparable group indicated total equity and Tier 1 capital ratios higher than att thrifts at 10.96 percent and 9.94 percent, respectively.

Based on the foregoing, in our opinion the compatibility of the Bank and the comparable group is confirmed as to their equity ratios.

PERFORMANCE PARAMETERS

Introduction

Exhibits 41, 42 and 43 present three performance parameters identified as key comparative metrics to determine the comparability of the Bank and the comparable group. The primary performance indicator is the return on average assets (ROAA). The second performance indicator is net interest margin, which measures an institution’s ability to generate net interest income. An institution’s net noninterest margin comprises noninterest income and operating expenses or noninterest expenses as a combined net ratio to average assets. Net noninterest margin is a factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios; and also provides for the netting of specific and incremental revenues and expenses associated with an institution’s ancillary services and consolidated subsidiary activities such as insurance and securities.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended June 30, 2007, East Boston’s core ROAA was 0.25 percent based on core earnings after taxes of $2,227,000, as detailed in Item I and Exhibit 7 of this Appraisal. The Bank has experienced a recently declining trend in core ROAA, which was 0.84 percent in calendar 2004, 0.60 percent in calendar 2005 and 0.31 percent in calendar 2006, averaging 0.58 for the three years. The comparable group reported a core ROAA of 0.40 percent for the twelve months ended June 30, 2007, ranging from a high of 0.79 percent to a low of 0.10 percent; and indicated core ROAA of 0.54 percent in calendar 2004, 0.57 in calendar 2005 and 0.48 in calendar 2006, with a three year average of 0.53 percent similar to that of East Boston. The national average core ROAA for publicly-traded thrifts was a considerably higher 0.80 percent for the twelve months ended June 30, 2007, which was considerably higher than the regional average of 0.49 percent.

Return on Average Assets (cont.)

The core ROAA of the comparable group was a modest 15 basis points higher than the Bank but a much greater 40 basis points lower than the national average. Inasmuch as the core ROAA of both the Bank and the comparable group were substantially lower than national and regional averages and more similar to each other, in our opinion the core ROAA of the comparable group is compatible with that of the Bank.

Net Interest Margin

East Boston Savings had a net interest margin of 2.59 percent for the twelve months ended June 30, 2007, representing net interest income as a percentage of average interest-earning assets. The Bank’s declining earnings and ROAA trend has been primarily a result of its similarly declining trend in net interest margin, which was 3.78 percent in 2004, 3.55 percent in 2005 and 3.00 in 2006, averaging 3.44 percent for the three years. The comparable group experienced a generally flat three year trend in net interest margin, which was 2.96 percent in 2004, 3.06 percent in 2005 and 2.90 percent in 2006, with a three year average of 2.97 percent. Like East Boston, the comparable group indicated a moderate decrease for the twelve months ended June 30, 2007, compared to calendar 2006. Industry and regional averages were 3.01 percent and 2.95 percent, respectively, for the twelve months ended June 30, 2007. Compared to the comparable group, the basis for the Bank’s lower net interest margin was its lower yield on interest-earning assets and its lower cost of interest-bearing liabilities, resulting in a modestly higher net interest spread than the comparable, but a modestly lower net interest margin due to East Boston’s larger asset base.

The Bank’s variance of only 18 basis points or 6.5 percent in net interest margin from the comparable group is, in our opinion, well within a compatible range.

Net Noninterest Margin

Net noninterest margin represents the ratio of an institution’s noninterest income less its noninterest expenses, net of provision for loan losses, to average total assets.

Compared to publicly-traded thrifts, the Bank has historically realized lower than average noninterest income. During the twelve months ended June 30, 2007, however, the Bank reported a net gain of $952,000 on the sale of securities, which was much greater than in its three most recent calendar years and the primary basis of the Bank’s lower core or normalized earnings compared to its net earnings for that period. Eliminating that non-recurring gain, the Bank had a normalized 0.45 percent ratio of noninterest income to average assets for the twelve months ended June 30, 2007. The comparable group reported a moderately higher ratio of 0.63 percent for the twelve months ended June 30, 2007. All thrifts had a significantly higher 1.77 percent ratio of noninterest income to average assets for the twelve months ended June 30, 2007.

Compared to the national and regional averages of 2.44 percent and 2.25 percent, respectively, for the twelve months ended June 30, 2007, the Bank had a moderately higher 2.52 percent ratio of operating expense to average assets, as did the comparable group at 2.68 percent, reasonably similar to East Boston.

It should be noted that one of the comparable group companies, Oneida Financial Corp. operates a subsidiary insurance agency, the revenue of which is reported on a consolidated basis, resulting a 3.31 percent ratio of noninterest income to average assets. That higher ratio is, however, offset by the company’s higher 5.52 percent ratio of noninterest expenses to average assets, resulting in a net noninterest margin of (2.21) percent for that company. Including Oneida Financial Corp., the full comparable group indicates a net noninterest margin of (2.05) percent; and excluding Oneida Financial Corp., the twelve member comparable group indicates a similar net noninterest margin of (1.97) percent, confirming that the company’s higher noninterest income and expenses are offsetting with no material effect on the comparable

Net Noninterest Margin (cont.)

group’s overall earnings performance. Considering the other characteristics of Oneida Financial Corp., we have not excluded it from the comparable group.

Based on normalized noninterest income of 0.45 percent of average assets and total noninterest income of 0.56 percent of average assets, the Bank’s net noninterest margin was (2.07) percent and (1.96) percent, respectively, for the twelve months ended June 30, 2007, relative to the comparable group at (2.05) percent. In our opinion, such a variation range from a negative of 2 basis points to a positive of 9 basis points is well within a range of compatibility between the Bank and the comparable group, particularly considering the number and diversity of the components of noninterest income and expense.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used to confirm the validity of the comparable group are asset quality parameters, presented in Exhibits 39 and 43. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

For the purposes of this analysis, nonperforming assets are defined as the sum of repossessed assets, loans delinquent ninety days or more but still accruing, and nonaccruing loans.

Nonperforming Assets to Total Assets (cont.)

East Boston’s ratio of nonperforming assets to assets was 0.77 percent at June 30, 2007, compared to the national average of 0.81 percent for publicly-traded thrifts and the lower average of 1.11 percent for New England thrifts. The ratio of the comparable group was 0.32 percent at June 30, 2007. The Bank’s balance of nonperforming assets and its ratio of nonperforming assets to total assets experienced an atypical increase during the first half of 2007, but its average ratio for the three most recent calendar years is 0.12 percent, compared to a similar 0.18 percent average for the comparable group. To further confirm the Bank’s historical trend, we have determined that its five calendar year average ratio of nonperforming assets to total assets is a consistent 0.14 percent.

Considering the nature of the Bank’s current nonperforming assets, in our opinion its historical trend is indicative of its asset quality position, which is well within a range compatible with the comparable group.

Repossessed Assets to Total Assets

East Boston was absent repossessed assets at June 30, 2007, and at the end of its three most recent calendar years. The comparable group was also absent repossessed assets at June 30, 2007, and had a nominal 0.03 percent average for calendar 2004, 2005 and 2006. Although repossessed assets are a component of nonperforming assets, as evaluated above, the primary perspective of this analysis is to ensure that the interest-earning asset base of the comparable group has not been impaired by a greater presence of repossessed assets, which can affect certain operating ratios including net interest margin. The national and regional ratios of repossessed assets to total assets were 0.14 percent and 0.01 percent, respectively, at June 30, 2007.

Allowance for Loan Losses

The Bank had an allowance for loan losses of $3,503,000, representing ratios to total assets and total loans of 0.39 percent and 0.64 percent, respectively at June 30, 2007. The national average ratios were 0.66 percent of assets and 0.91 percent of loans, at June 30, 2007, and the regional averages were 0.65 percent and 0.95 percent, respectively. The comparable group’s ratios of allowance for loan losses to assets and loans were similar to East Boston at 0.47 percent and 0.72 percent, respectively, higher than the Bank but also lower than national and regional averages. In our opinion, this parameter confirms the compatibility of the comparable group.

CONCLUSION

Although no single institution or group of institutions can be precisely the same as any other, due to the abundance of variables related to the characteristics of an institution’s condition, operations and environment, based on the foregoing parameters, as well as the detailed comparative metrics presented in Exhibits 39 through 43, it is our conclusion that the selected comparable is reasonable and valid, subject to the adjustments applied in the following section.

V.           MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of East Boston with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to charge-offs, the balance of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses.

As discussed earlier, the Bank’s historical business model has focused on increasing its net interest income and net income; controlling its ratio of nonperforming assets; monitoring and maintaining its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby controlling its sensitivity measure and its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs. The Bank has also closely monitored its average overhead expenses. Its ratio of noninterest expense to average assets has indicated a very modestly decreasing trend during the past five years, and that ratio remains slightly lower than comparable group, regional and industry averages. In the future, the Bank will focus on strengthening its lower net interest spread and net interest

Earnings Performance (cont.)

margin; increasing its noninterest income; increasing the amount and consistency of its net income; strengthening its recently lower return on assets; reducing its higher balance of nonperforming assets; closely monitoring its ratio of interest sensitive assets relative to interest sensitive liabilities, and controlling its overhead expenses.

Earnings are often related to an institution’s ability to generate loans. The Bank was an active originator of both mortgage and nonmortgage loans in fiscal years 2002 through 2006 and during the six months ended June 30, 2007, with its highest volume of originations occurring in 2003, reflecting the very low interest rate environment. In 2003, the predominant component of the Bank’s one- to four-family residential mortgage loan originations was the refinancing of existing loans, however, its balance of such loans decreased by a modest 3.7 percent or $7.5 million. East Boston’s overall loan growth was 4.5 percent in 2004 and 10.1 percent in 2006, with the greatest percentage increases in 2006 in the categories of construction loans at 33.5 percent, multi-family loans at 38.1 percent and home equity loans at 23.0 percent. In dollars, the loan increases in 2006 were $25.5 million for construction loans, $7.4 million for multi-family loans and $3.9 million for home equity loans. For the six months ended June 30, 2007, total loan originations were slightly lower than in the first six months of 2006, and annualized, were also lower than during 2006, with all real estate loan originations at $79.7 million or $159.4 million, annualized, compared to $158.6 million in 2006. During the first half of 2007, commercial business loan originations were $1.8 million or $3.6 million annualized, compared to $7.1 million in 2006; and consumer and home equity loan originations were $4.8 million or $9.6 million annualized, compared to $11.0 million in 2006.

In 2002 and 2006, total loan originations were at $225.4 million and $176.2 million, respectively, decreasing to $86.3 million or $172.6 million, annualized, during the six months ended June 30, 2007. For the six months ended June 30, 2007, real estate loans, commercial business loans and consumer loans, including home equity loans, represented 92.3 percent, 2.1 percent, and 5.6 percent, respectively, of total loan originations. In comparison, during 2006, real estate loans, commercial business loans and consumer loans represented 90.0 percent, 3.8

Earnings Performance (cont.)

percent and 6.2 percent, respectively, of total loan originations, indicating a slight annualized increase in real estate loans and decreases in commercial business loans and home equity loans in the first half of 2007.

Total mortgage and nonmortgage loan originations were $86.3 million in the six months ended June 30, 2007, reduced by repayments, loan sales and other adjustments, resulting in an increase of $14.1 million in gross loans receivable to $548.6 million at June 30, 2007, compared to $534.5 million at December 31, 2006. In 2006, total loan originations were $176.2 million, reduced by repayments, loan sales and other adjustments, resulting in an increase of $49.1 million in gross loans receivable to $534.5 million at December 31, 2006, compared to $485.4 million at December 31, 2005.

The impact of East Boston’s primary lending efforts has been to generate a yield on average interest-earning assets of 5.66 percent for the twelve months ended June 30, 2007, compared to a higher 5.89 percent for the comparable group, a higher 6.44 percent for all thrifts and a higher 5.89 percent for New England thrifts. The Bank’s ratio of interest income to average assets was 5.38 percent for the twelve months ended June 30, 2007, lower than the comparable group at 5.46 percent, and lower than all thrifts at 6.07 percent and New England thrifts at 5.57 percent, reflecting the Bank’s higher share of lower yielding cash and investments.

East Boston’s 3.38 percent cost of interest-bearing liabilities for the twelve months ended June 30, 2007, was lower than the comparable group at 3.66 percent and New England thrifts at 3.72 percent, and the fifteen Massachusetts thrifts at 3.42 percent. The Bank’s resulting net interest spread of 2.29 percent for the twelve months ended June 30, 2007, was similar to the comparable group at 2.23 percent, and lower than all thrifts at 2.72 percent and New England thrifts at 2.70. The Bank’s net interest margin of 2.59 percent, based on average interest-earning assets for the twelve months ended June 30, 2007, was lower than the comparable group at 2.77 percent, all thrifts at 3.01 percent and New England thrifts at 2.95 percent.

Earnings Performance (cont.)

The Bank’s ratio of noninterest income to assets was 0.56 percent, including gains, for the twelve months ended June 30, 2007, modestly lower than the comparable group at 0.63 percent, and more notably lower than all thrifts at 1.77 percent, and lower than New England thrifts at 0.59 percent. A moderate 19.6 percent of the Bank’s noninterest income was comprised of gains on the sale of loans and other assets.

The Bank’s operating expenses were modestly lower than the comparable group but higher than all thrifts and New England thrifts. For the twelve months ended June 30, 2007, East Boston had an operating expenses to assets ratio of 2.52 percent compared to 2.68 percent for the comparable group, 2.44 percent for all thrifts and 2.25 percent for New England thrifts. Such higher operating expenses relate to the Bank’s historical trend of closely monitoring operating expenses.

For the twelve months ended June 30, 2007, East Boston generated a lower ratio of noninterest income, a lower ratio of noninterest expenses and a lower net interest margin relative to its comparable group. The Bank’s provision for loan losses was 0.04 percent of average assets, compared to 0.05 percent for the comparable group, 0.26 percent for all thrifts and 0.08 percent for New England thrifts. The Bank’s lower provision for loan losses during the twelve months ended June 30, 2007, is in line with its historical provisions. As a result, the Bank’s net income and core income were lower than the comparable group for the twelve months ended June 30, 2007. Based on net earnings, the Bank had a return on average assets of 1.04 percent, 1.02 percent, 0.85 percent, 0.68 percent and 0.38 percent in 2002, 2003, 2004, 2005 and 2006, respectively, and 0.31 percent for the twelve months ended June 30, 2007. For the trailing twelve months, the comparable group had a higher net ROAA of 0.42 percent, while all thrifts indicated a still higher ROAA of 0.83 percent. The Bank’s core or normalized earnings, as shown in Exhibit 7, were lower than its net earnings and resulted in a 0.25 percent core return on assets for the twelve months ended June 30, 2007. That core ROAA was also lower than the comparable group at 0.40 percent and all thrifts at 0.57 percent, and lower than New England thrifts at 0.49 percent.

Earnings Performance (cont.)

East Boston’s earnings stream will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses, its provisions for loan losses and any charge-offs that may be required. The Bank’s noninterest income has remained generally stable from December 31, 2002, through June 30, 2007, while overhead expenses indicate a very modest decrease during that period, and remaining lower than industry averages. The Bank’s net interest margin, lower than the comparable group, has been the result of its lower yield on assets. The impact of this trend has been a decreasing net interest margin with moderate fluctuation during 2006 and the six months ended June 30, 2007.

The Bank’s balance of nonperforming assets indicates a modestly rising trend since 2002. East Boston had net charge-offs (recoveries) of $26,000 in 2002, $(6,000) in 2003, $(21,000) in 2004, $(4,000) in 2005, and $(9,000) in 2006, with a nominal $(2,000) during the first six months of 2007.

In recognition of the foregoing earnings related factors, with consideration of East Boston’s current performance measures, a downward adjustment has been made to the Corporation’s pro forma market value for earnings performance.

MARKET AREA

East Boston’s primary market area for both retail deposits and lending consists of the counties of Essex, Middlesex and Suffolk. As discussed in Section II, from 1990 to 2000, this primary market area experienced an increase in population and slightly larger increase in households. The market area had higher per capita income and household income, with the exception of Suffolk County, relative to Massachusetts and the United States. Between 2000 and 2011, the population of East Boston’s market area is projected to increase at a lower rate, and the market area’s median household income is projected to increase at a slower rate than

Market Area (cont.)

during the previous decade. In both 1990 and 2000, the median housing values and median rents in the Bank’s market area was higher than that in Massachusetts, and much higher than the median housing value and median rent in the United States. The average unemployment rate in the Bank’s primary market area was 6.1 percent in 2003, compared to 5.8 percent in Massachusetts and 6.0 percent in the United States. By June of 2007, the primary market area’s unemployment rate decreased to 5.1 percent, while Massachusetts’s unemployment rate decreased to 5.0 percent and the rate in the United States decreased to 4.7 percent.

Approximately 50 percent of the Bank’s offices and 66 percent of the Bank’s deposits are in Suffolk County, which indicates the lowest per capita income, median household income and housing values of its three market area counties. In the Bank’s primary market area, the services sector represented the primary source of employment in 2000, followed by the wholesale/retail and manufacturing sectors, consistent with both state and national proportions.

The financial competition in East Boston’s primary market area, based on total deposits, is strong, with commercial banks holding approximately three times the amount in deposits as held by thrifts. A large number of competing financial institution branches of varying sizes and characteristics operate in and around East Boston’s eleven offices.

In recognition of the foregoing factors, we believe that a modest upward adjustment is warranted for the Bank’s primary market area relative to the comparable group.

FINANCIAL CONDITION

The financial condition of East Boston is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 41, 42 and 43. The Corporation’s ratio of total equity to total assets was 12.39 percent at June 30, 2007, which was lower than the comparable group at 13.47 percent but higher than all thrifts at 10.96 percent

Financial Condition (cont.)

and lower than New England thrifts at 15.62 percent. With the minority offering completed at the midpoint of the valuation range, the Corporation’s pro forma equity to assets ratio will increase to approximately 20.09 percent, and the Bank’s pro forma equity to assets ratio will increase to approximately 16.90 percent.

The Bank’s mix of assets and liabilities indicates both similarities to and variations from its comparable group. East Boston had a similar 60.2 percent ratio of net loans to total assets at June 30, 2007, compared to the comparable group at 62.6 percent. All thrifts indicated a higher 72.0 percent, as did New England thrifts at 66.5 percent. The Bank’s 33.0 percent share of cash and investments was higher than the comparable group at 19.4 percent, while all thrifts were at 13.3 percent and New England thrifts were at 18.0 percent. East Boston’s 0.01 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 12.1 percent and lower than all thrifts at 8.6 percent. The Bank’s 82.0 percent ratio of deposits to total assets was higher than the comparable group at 73.8 percent, all thrifts at 54.0 percent and New England thrifts at 63.5 percent. East Boston’s 4.3 percent ratio of borrowed funds to assets was lower than the comparable group at 11.7 percent, much lower than all thrifts at 20.3 percent and somewhat lower than New England thrifts at 12.5 percent.

East Boston had intangible assets of 0.03 percent of assets, consisting of mortgage servicing rights, and had no repossessed real estate, compared to ratios of 0.46 percent and 0.04 percent of intangible assets and real estate owned, respectively, for the comparable group. All thrifts had intangible assets of 0.50 percent and real estate owned of 0.13 percent. The financial condition of East Boston is not significantly affected by its modestly higher $7.0 million balance of nonperforming assets or 0.77 percent of assets at June 30, 2007, compared to 0.68 percent for the comparable group, 0.73 percent for all thrifts and a lower 0.10 percent for New England thrifts. Historically, the Bank’s ratio of nonperforming assets to total assets has been lower than industry averages but increased in 2006 and 2007. The Bank’s ratio of nonperforming assets to total assets was 0.04 percent, 0.25 percent, 0.02 percent, 0.04 percent, and 0.30 percent at

Financial Condition (cont.)

December 31, 2002, 2003, 2004, 2005, and 2006, respectively, rising to 0.77 percent at June 30, 2007.

The Bank had a higher 21.5 percent share of high risk real estate loans, compared to 15.7 percent for the comparable group and 25.7 percent for all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At June 30, 2007, East Boston had $3,503,000 of allowances for loan losses, which represented 0.39 percent of assets and 0.64 percent of total loans. The comparable group indicated allowances equal to 0.47 percent of assets and a larger 0.72 percent of total loans. More significant, however, is an institution’s ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. East Boston’s $3,503,000 of allowances for loan losses, represented 49.95 percent of nonperforming assets at June 30, 2007, compared to the comparable group’s much higher 297.51 percent, with all thrifts at 179.95 percent and New England thrifts at a much higher 324.65 percent. East Boston’s ratio of net charge-offs to average total loans was less than 0.01 percent, compared to 0.04 percent for the comparable group, 0.14 percent for all thrifts and 0.03 percent for New England thrifts. This ratio reflects the Bank’s maintenance of a modestly lower average ratio of reserves to loans, and a lower ratio of reserves to nonperforming assets, combined with the Bank’s larger share of higher risk loans and higher nonperforming assets. For the twelve months ended June 30, 2007, East Boston’s ratio of provision for loan losses to net charge-offs was 441.11 percent, compared to the comparable group at 178.70 percent, all thrifts at 156.01 percent and New England thrifts at 239.55 percent.

East Boston has a minimal level of interest rate risk, evidenced by the modest decrease in its net portfolio value to assets ratio under conditions of rising interest rates. In order to minimize interest rate risk, the Bank’s strategy has been to originate and retain adjustable-rate

Financial Condition (cont.)

loans as well as fixed-rate loans with maturities of fifteen years or less. Based on internal calculations, for the twelve months beginning June 30, 2007, the Bank’s net interest income is projected to increase by 1.26 percent if interest rates increase 200 basis points; and net interest income is projected to decrease by 2.37 percent is interest rates decrease by 200 basis points. We deem such exposure to be minimal.

Compared to the comparable group, we believe that no adjustment is warranted for East Boston’s current financial condition.

BALANCE SHEET AND EARNINGS GROWTH

During its most recent five calendar years, East Boston has been characterized by lower average rates of growth in assets, loans and deposits relative to its comparable group. The Bank’s average annual asset growth rate from 2002 to 2006, was 7.3 percent, compared to a higher 10.5 percent for the comparable group, 9.7 percent for all thrifts, and 10.6 percent for New England thrifts. The Bank’s somewhat lower asset growth rate is reflective primarily of its average increase in loans during that four year period slightly offset by lower earnings in 2005 and 2006. The Bank’s loan portfolio indicates an average annual increase of 8.4 percent from 2002 to 2006, compared to average growth rates of 12.7 percent for the comparable group, 10.7 percent for all thrifts and 12.8 percent for New England thrifts.

East Boston’s deposits indicate an average annual increase of 7.1 percent from 2002 to 2006. Annual deposit growth was from a low of 2.2 percent in 2004 to a high of 14.2 percent in 2002, with deposit growth of 9.6 percent in 2006, compared to average five year growth rates of 9.1 percent for the comparable group, 8.8 percent for all thrifts and 7.9 percent for New England thrifts. In addition to its modestly lower rate of deposit growth, the Bank had a lower 4.2 percent five average ratio of borrowed funds to assets, compared to the comparable group at 9.2 percent.

Balance Sheet and Earnings Growth (cont.)

The Bank’s ability to maintain its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and deposit products, to maintain a high quality of service to its customers, to increase its market share and to continue its loan origination activity. East Boston’s primary market area has experienced a moderate increase in population and households between 1990 and 2000 and those increases are projected to decrease in line with the state average. The Bank’s primary market area indicates 2000 per capita income and median household income above Massachusetts and also higher than the United States. In 2000, housing values in East Boston’s market area were also higher than Massachusetts and higher than the United States.

The Bank’s historical dependence on its current primary market area could result in lower asset growth in the future as a result of its competitive operating environment in a market area with very modest growth in population and households, projected to remain lower than state and national growth rates in the future. East Boston’s internal projections indicate modest deposit growth in 2008, partially reflecting the outflow of deposits to purchase stock, followed by moderate growth in 2009 and 2010 based on increasing its market share in existing branch markets. Total portfolio loans are projected to experience moderate growth in 2008, as conversion proceeds are deployed, with cash and investments rising. East Boston’s competitive operating environment, together with its projected deposit growth during the next few years, combined with moderate loan growth, should result in the continuation of similar asset, loan and deposit growth for the Bank relative to the comparable group.

Based on the foregoing factors, we have concluded that no adjustment to the Bank’s pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay an initial cash dividend on its common stock. The future payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. Nine of the twelve institutions in the comparable group paid cash dividends during the twelve months ended June 30, 2007, for an average dividend yield of 1.41 percent. The average dividend yield is 1.89 percent for New England thrifts and 2.35 percent for all thrifts.

In our opinion, a downward adjustment to the pro forma market value of the Corporation is warranted related to dividend payments.

SUBSCRIPTION INTEREST

In 2007, investors’ interest in new issues has been reasonable but less than in 2006, and subscription levels have been consistently lower. Overall, the reaction of IPO investors appears generally to be related to a number of factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, the anticipation of continuing merger/acquisition activity in the thrift industry, current aftermarket pricing activity and the indirect impact of the subprime market concerns and actual losses by many subprime lenders in bank stock prices.

East Boston will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $1.3 million or 1.2 percent of the stock offered to the public based on the appraised midpoint valuation. At all ranges of the offering, 300,000 shares will be contributed to Meridian Charitable Foundation. The Bank will form an ESOP, which plans to purchase 3.49 percent of the total shares issued in the current offering, including the shares issued to Meridian Financial Services, Incorporated, a mutual holding company, and the charitable foundation. Additionally, the Prospectus restricts to 30,000 shares, based on the $10.00 per share purchase price, the total number of shares in the

Subscription Interest (cont.)

conversion that may be purchased by a single person, and to 60,000 shares by persons and associates acting in concert.

The Bank has secured the services of Keefe Bruyette & Woods, Inc., to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, price activity in the aftermarket, the terms of the offering and recent subscription levels for initial mutual holding company offerings, we believe that no adjustment is warranted for the Corporation’s anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Keefe Bruyette & Woods, Inc. The stock of the Corporation will trade on the NASDAQ Global Market and the Corporation will pursue at least two market makers for its stock.

The Bank’s total public offering is modestly smaller in size to the average market value of the comparable group. The comparable group has an average market value of $196.1 million for the stock outstanding compared to a midpoint public offering of $100.5 million for the Corporation, less the ESOP and the estimated 133,900 shares to be purchased by officers and directors, which will reduce the Corporation’s public market capitalization to approximately $90.9 million. Of the twelve institutions in the comparable group, all trade on NASDAQ.

In further examining and analyzing the market for publicly-traded thrift stocks, we compared various characteristics of the 73 mutual holding companies with the 204 fully converted stock companies. Our findings indicate that the fully converted companies have an

Liquidity of the Stock (cont.)

average market capitalization of $520.9 million, while the mutual holding companies’ average market capitalization is $260.0 or 50 percent smaller; and that mutual holding companies average 16.8 million shares, with fully converted stock companies averaging 25.2 million shares. We find it significant, therefore, that the average daily trading volume of mutual holding companies was 11,772 shares during the past twelve months, while fully converted stock companies indicated an average daily volume of 172,826 shares, 14.7 times higher than the mutual holding companies. The market capitalization of the mutual holding companies was only 50 percent smaller than the fully converted companies and their average number of shares outstanding was only 33.3 percent smaller than the fully converted companies, while their trading volume was 93.2 percent lower.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a downward adjustment to the Corporation’s pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of East Boston is Robert F. Verdonck. Mr. Verdonck has served the Bank as chief executive officer for 23 years and is also a director of the Bank and president of Meridian Financial Services, Inc. Mr. Verdonck also serves as chairman of the board of Federal Home Loan Bank of Boston and as a director for Savings Bank Life Insurance Company. Philip F. Freehan is executive vice president, senior loan officer and CRA officer of East Boston and has served the Bank in this capacity for 23 years. Mr. Freehan is also chairman of the board of trustees of North Shore Community College and chairman of the East Boston “K” Trust. Leonard V. Siuda is the Bank’s treasurer and chief financial officer and has held these positions for over 14 years. Prior to joining East Boston, Mr. Suida held similar positions at Medford Savings Bank, Wakefield Savings Bank and Atlantic Savings

Management (cont.)

Bank. Keith D. Armstrong is division vice president of consumer and business banking for East Boston. Mr. Armstrong joined the Bank in August, 2006, and is responsible for branch administration, marketing, security, facilities and the Bank’s nondeposit investment products program. Mr. Armstrong has worked in the financial services industry for over thirty years, the past twenty of which have been in senior management positions at area banks, including Shawmut Bank, First New Hampshire Bank, US Trust and Chittenden Bank.

During the past five years and in the first half of 2007, East Boston has been able to increase its deposit base, total assets and total equity, maintain a stable equity to asset ratio, control nonperforming assets, classified loans and charge-offs, maintain a minimal interest rate risk position, and maintain its market share in spite of intense competition. Although the Bank’s earnings and return on assets are below comparable group and industry averages, its operating expenses have been similar or below to such averages and management is confident that its office network is well positioned for reasonable growth and higher profitability.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry’s dependence on interest rate trends, recent volatility in the stock market and pending federal legislation related to the regulation of financial institutions. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual

Marketing of the Issue (cont.)

institution’s ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

Based on prevailing market conditions, which have pressured the banking industry, we believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in current offerings and, in our opinion, applicable to this particular offering. Consequently, at this time we have made a downward adjustment to the Corporation’s pro forma market value related to a new issue discount.

VI.        VALUATION APPROACH, METHODS AND CONCLUSION

Valuation Approach

As indicated in Section 3 of this Appraisal, in order to moderate the differences among the twelve comparable group companies, all of which are mutual holding companies, we will derive their pricing ratios on a fully converted basis by applying pro forma second stage conversion assumptions to their current financial structure. Our application to the Corporation of the market value adjustments relative to the comparable group determined in Section 4 will be the basis for the pro forma market value of the Corporation on a fully converted basis, pursuant to regulatory guidelines.

Exhibit 44 presents the Comparable Group Financial and Per Share Data and Exhibit 45 presents the Comparable Group Share and Market Data reflecting the comparable group’s current mutual holding company structure.

Exhibit 46 presents the adjusted Comparable Group Share and Market Data subsequent to our application of pro forma second stage conversion assumptions to the comparable group’s current mutual holding company structure. Those assumptions include the sale of all MHC shares at their current trading price on August 30, 2007; the reduction of the gross proceeds to recognize the impact of exemplary and customary offering expenses and benefit plans; and the reinvestment of the net proceeds at reasonable and current market rates, tax effected, to determine the pro forma earnings impact of the net proceeds.

Valuation Methods

Historically, the method most frequently used by this firm to determine the pro forma market value of common stock for thrift institutions has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, additional attention has

Valuation Methods (cont.)

been given to the price to core earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as fluctuating interest rates have had varying effects on the earnings of individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful to the objective of discerning commonality and comparability among institutions. In our opinion, the price to book value method is the appropriate method upon which to place primary emphasis in determining the pro forma market value of the Corporation. Additional analytical and correlative attention will be given to the price to core earnings method and the price to assets method.

In applying each of the valuation methods, consideration was given to the adjustments to the Corporation’s pro forma market value discussed in Section V. Downward adjustments were made for the Bank’s earnings performance, dividend payments and stock liquidity and for the marketing of the issue. An upward adjustment was made for the market area. No adjustments were made for financial condition, subscription interest and management.

Valuation Range and Foundation Shares

In addition to the pro forma market value, we have defined a valuation range recognizing the public offering, the issuance of shares to the Meridian Charitable Foundation, Inc. and the approximate 55 percent interest in the Corporation to be retained by Meridian Financial Services, Incorporated, the Massachusetts chartered mutual holding company parent of the Corporation. The pro forma market value or appraised value will also be referred to as the “midpoint value”. The remaining points in the valuation range will be based on the number of shares offered to the public, with the number of foundation shares remaining constant at 300,000 shares at each point in the range. The number of public shares at the minimum will be 15 percent less than at the midpoint; increasing at the maximum to 15 percent over the

Valuation Range and Foundation Shares (cont.)

midpoint; and further increasing at the maximum, as adjusted, commonly referred to as the supermaximum, to 15 percent over the maximum.

Price to Book Value Method

In the valuation of thrift institutions, the price to book value method focuses on an institution’s financial condition. Exhibit 47 shows the fully converted average and median price to book value ratios for the comparable group, which were 88.56 percent and 90.18 percent, respectively. The full comparable group indicated a fairly narrow range, from a low of 78.58 percent to a high of 96.56 percent. The comparable group had higher average and median price to tangible book value ratios of 92.58 percent and 90.50 percent, respectively, with the range of 78.58 percent to 121.74 percent. Excluding the low and the high in the group, the comparable group’s price to book value range narrowed only slightly from a low of 79.49 percent to a high of 95.84; and the comparable group’s price to tangible book value range narrowed modestly from a low of 82.98 percent to a high of 99.14 percent.

The Corporation’s book value was $112,702,000 and its tangible book value was $109,502,000 at June 30, 2007. Considering the foregoing factors, including the shares to be contributed to the foundation, in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 74.07 percent and a corresponding fully converted price to tangible book value ratio of 74.84 percent at the midpoint. The fully converted price to book value ratio increases from 69.52 percent at the minimum to 81.05 percent at the maximum, as adjusted, while the fully converted price to tangible book value ratio increases from 70.53 percent at the minimum to 81.74 percent at the maximum, as adjusted.

The Corporation’s fully converted pro forma price to book value ratio of 74.07 percent at the midpoint, as calculated using the prescribed formulary computation indicated in Exhibit

Price to Book Value Method (cont.)

48, is influenced by the Bank’s capitalization and local markets, subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation’s ratio of equity to assets after the completion of the public offering at the midpoint of the valuation range will be approximately 20.0 percent compared to 13.47 percent for the comparable group.

Price to Core Earnings Method

The foundation of the price to core earnings method is the determination of the core earnings base to be used, followed by the calculation of an appropriate price to core earnings multiple. The Corporation’s after tax core earnings for the twelve months ended June 30, 2007, were $2,227,000 (reference Exhibit 7) and its net earnings were a higher $2,740,000 for that period. To opine the pro forma market value of the Corporation using the price to core earnings method, we applied the core earnings base of $2,227,000.

In determining the fully converted price to core earnings multiple, we reviewed the ranges of fully converted price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. As indicated in Exhibit 47, the average fully converted price to core earnings multiple for the comparable group was 29.33 while the median was a lower 25.54. The average price to net earnings multiple was a similar 29.03 and the median multiple was 25.17. The comparable group’s fully converted price to core earnings multiple was modestly higher than the 28.34 average multiple for all publicly-traded, FDIC-insured thrifts and higher than their median of 18.83. The range of the fully converted price to core earnings multiple for the comparable group was from a low of 20.10 to a high of 45.87. The range in the fully converted price to core earnings multiple for the comparable group, excluding the high and low ranges, was from a low multiple of 21.84 to a high of 42.82 times earnings for ten of the twelve institutions in the group, indicating a very moderate narrowing of the range.

Price to Core Earnings Method (cont.)

Consideration was given to the adjustments to the Corporation’s pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a fully converted price to core earnings multiple of 33.59 at the midpoint, based on the Corporation’s core earnings of $2,227,000 for twelve months ended June 30, 2007. The Corporation’s fully converted core earnings multiple of 33.59 is modestly higher than its net earnings multiple of 31.24 as a result of the earnings adjustments previously noted and detailed in Exhibit 7.

Price to Assets Method

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution’s equity position nor its earnings performance. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock or incorporate any adjustment for intangible assets, returning a pro forma price to assets ratio below its true ratio following conversion.

Exhibit 47 indicates that the average fully converted price to assets ratio of the comparable group was 19.57 percent and the median was 16.59 percent. The range in the price to assets ratios for the comparable group varied from a low of 11.37 percent to a high of 38.25 percent. The range narrows modestly with the elimination of the two extremes in the group to a low of 12.47 percent and a high of 33.30 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 20.56 percent at the midpoint, which ranges from a low of 18.14 percent at the minimum to 25.94 percent at the maximum, as adjusted.

Valuation Analysis and Summary

Exhibits 48 through 53 present the pro forma valuation analysis and conclusions, pricing ratios, use of offering proceeds and a summary of the valuation premiums or discounts relative to the three valuation approaches based on the Corporation and the comparable group as fully converted.

Exhibit 53 presents the discounts or premiums of the Corporation’s fully converted pricing ratios relative to those of the fully converted comparable group. Based on the Corporation’s fully converted price to book value ratio and its equity of $112,702,000 at June 30, 2007, the Bank’s price to book value ratio of 74.07 percent represents a midpoint discount relative to the fully converted comparable group of 16.37 percent. The Corporation’s fully converted price to core earnings multiple of 33.59 and price to net earnings multiple of 31.24 times earnings represent midpoint premiums relative to the fully converted comparable group of 15.69 percent and 7.63 percent, respectively. Recognizing the Corporation’s June 30, 2007, asset base of $909,809,000, the Bank’s fully converted price to assets ratio of 20.76 percent represent a midpoint premium relative to the fully converted comparable group of 6.09 percent.

Exhibits 55 through 60 present the pro forma valuation analysis and conclusions, pricing ratios, use of offering proceeds and a summary of the valuation premiums or discounts relative to the three valuation approaches based on the Corporation’s minority offering and the reported pricing ratios of the comparable group in their current mutual holding company structure.

Exhibit 60 presents the discounts or premiums of the Corporation’s minority offering pricing ratios relative to those actually reported by comparable group. At the midpoint, the Corporation’s minority offering price to book value ratio of 114.99 percent represents a discount of 31.61 percent relative to the comparable group and decreases to 20.77 percent at the maximum, as adjusted. The price to core earnings multiple of 54.34 for the Corporation at the midpoint value indicates a premium of 25.39 percent, increasing to a premium of 43.15 percent at the maximum, as adjusted. The Corporation’s price to assets ratio of 23.07 percent at the

Valuation Analysis and Summary (cont.)

midpoint represents a premium of 1.89 percent, increasing to a premium of 31.03 percent at the maximum, as adjusted.

Valuation Conclusion

As presented in Exhibit 48, the fully converted pro forma valuation range of the Corporation is from a minimum of $195,500,500 or 19,550,000 shares at $10.00 per share to a maximum of $264,500,000 or 26,450,000 shares at $10.00 per share, with a maximum, as adjusted, of $304,175,000 or 30,417,500 shares at $10.00 per share. Exhibit 50 also presents in detail the total number of shares to be issued at each valuation range and the respective number of shares issued to the mutual holding company, the public and the foundation.

It is our opinion that, as of August 30, 2007, the pro forma market value of the Corporation was $230,000,000 at the midpoint, representing a total of 23,000,000 shares at $10.00 per share, including 10,050 shares or 43.70 percent of the total shares offered to the public, 300,000 shares or 1.30 percent of the total shares contributed to the foundation and 12,650,000 shares or 55.00 percent of the total shares issued to Meridian Financial Services, Incorporated, the mutual holding company.

EXHIBITS

NUMERICAL EXHIBITS

OMITTED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED
IN PAPER PURSUANT TO A
CONTINUING HARDSHIP EXEMPTION.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.
Financial Institution Consultants

555 Metro Place North	614-766-1426
Dublin, Ohio 43017	(fax) 614-766-1459

PROFILE OF THE FIRM

COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America’s Community Bankers.

Each of the firm’s senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

EXHIBIT A

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

EXHIBIT A

Consultants in the Firm (cont.)

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer’s primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i)	commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii)	violation of securities or commodities laws or regulations;

(iii)	violation of depository institution laws or regulations;

(iv)	violation of housing authority laws or regulations;

(v)	violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi)	adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser
9/13/07	/s/ Michael R. Keller

Date	Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Meridian Interstate Bancorp, Inc., in the amount of $55,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

/s/ Michael R. Keller

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 13th day of September 2007.

JANET M. MOHR Notary Public, State of Ohio My Commission Expires 11/4/2007	/s/ Janet M. Mohr NOTARY PUBLIC